UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2018
Commission File Number: 001-32199

Ship Finance International Limited
(Translation of registrant’s name into English)

 Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto are the unaudited condensed interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ship Finance International Limited (the “Company”) for the nine months ended September 30, 2018.
This report on Form 6-K is hereby incorporated by reference into the Company’s two registration statements on Form F-3 (Registration No. 333-213782 and Registration No. 333-213783), each filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 26, 2016.

SHIP FINANCE INTERNATIONAL LIMITED

REPORT ON FORM 6-K FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

INDEX

Unaudited Condensed Consolidated Statements of Operations for the nine months ended September 30, 2018 and September 30, 2017 and the year ended December 31, 2017	Page 4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the nine months ended September 30, 2018 and September 30, 2017 and the year ended December 31, 2017	Page 5
Unaudited Condensed Consolidated Balance Sheets as of September 30, 2018 and December 31, 2017	Page 6
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2018 and September 30, 2017	Page 7
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the nine months ended September 30, 2018 and September 30, 2017 and the year ended December 31, 2017	Page 8
Notes to the Unaudited Condensed Consolidated Financial Statements	Page 9
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 36
Cautionary Statement Regarding Forward-Looking Statement	Page 46
Signatures	Page 48

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the nine months ended September 30, 2018 and September 30, 2017 and the year ended December 31, 2017
(in thousands of $, except per share amounts)

	Nine months ended		Year ended
	September 30,		December 31,
	2018	2017	2017
Operating revenues
Direct financing lease interest income - related parties	8,277	12,974	16,362
Direct financing and sales-type lease interest income - other	21,915	15,750	21,903
Finance lease service revenues - related parties	18,828	27,557	35,010
Profit sharing revenues - related parties	244	5,591	5,753
Profit sharing revenues - other	—	61	61
Time charter revenues - related parties	39,864	38,639	51,832
Time charter revenues - other	165,324	138,543	186,577
Bareboat charter revenues - related parties	—	5,735	5,736
Bareboat charter revenues - other	27,451	24,279	34,860
Voyage charter revenues - other	16,865	14,352	21,037
Other operating income	1,373	1,295	1,747
Total operating revenues	300,141	284,776	380,878
Gain/(loss) on sale of assets and termination of charters, net	(797)	1,124	1,124
Operating expenses
Vessel operating expenses - related parties	36,110	44,875	57,714
Vessel operating expenses - other	58,531	53,831	74,080
Depreciation	73,358	65,501	88,150
Vessel impairment charge	28,590	—	—
Administrative expenses - related parties	731	598	831
Administrative expenses - other	6,387	5,110	6,601
Total operating expenses	203,707	169,915	227,376
Net operating income	95,637	115,985	154,626
Non-operating income/(expense)
Interest income - related parties, long term loans to associated companies	10,596	11,733	15,265
Interest income - related parties, other	95	1,312	422
Interest income - other	1,540	1,758	3,643
Interest expense - related parties	(5,489)	—	—
Interest expense - other	(73,473)	(68,421)	(90,414)
(Loss)/gain on repurchase of bonds	(89)	(847)	(2,305)
Long-term investment impairment charge	—	—	(4,410)
Dividend income - related parties	—	3,300	3,300
Other financial items, net	30,431	(3,778)	(2,684)
Net income before equity in earnings of associated companies	59,248	61,042	77,443
Equity in earnings of associated companies	10,904	20,082	23,766
Net income	70,152	81,124	101,209
Per share information:
Basic earnings per share	$0.67	$0.87	$1.06
Diluted earnings per share	$0.63	$0.83	$1.03
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the nine months ended September 30, 2018 and September 30, 2017 and the year ended December 31, 2017
(in thousands of $)

	Nine months ended		Year ended
	September 30,		December 31,
	2018	2017	2017
Net income	70,152	81,124	101,209
Fair value adjustments to hedging financial instruments	6,796	4,843	9,974
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	(3,127)	1,555	1,555
Fair value adjustments to investment securities classified as available-for-sale	8,053	(3,757)	(23,528)
Unrealized loss from investment securities classified as available-for-sale securities reclassified to Consolidated Statement of Operations	—	—	2,106
Fair value adjustments to hedging financial instruments in associated companies	116	760	1,182
Other comprehensive income/(loss)	15	92	60
Other comprehensive income/(loss), net of tax	11,853	3,493	(8,651)

Comprehensive income	82,005	84,617	92,558
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
as at September 30, 2018 and December 31, 2017
(in thousands of $, except share data)

	September 30, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	143,989	153,052
Investments in debt and equity securities	127,130	93,802
Due from related parties	9,368	9,625
Trade accounts receivable	3,779	12,583
Other receivables	11,924	9,012
Inventories	8,387	5,126
Prepaid expenses and accrued income	3,228	2,291
Investment in direct financing and sales-type leases, current portion	32,924	32,096
Assets held for sale	76,273	—
Other current assets	76	—
Financial instruments (short-term): at fair value	40	108
Total current assets	417,118	317,695
Vessels and equipment, net	2,145,654	1,762,596
Vessels and equipment under capital lease, net	109,713	—
Investments in direct financing and sales-type leases, long-term portion	535,665	585,975
Investments in associated companies	21,699	10,678
Loans to related parties - associated companies, long-term	298,822	314,000
Long-term receivables from related parties	13,238	—
Financial instruments (long-term): at fair value	18,467	8,347
Other long-term assets	29,809	12,791
Total assets	3,590,185	3,012,082

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	603,953	313,823
Due to related parties	1,851	857
Trade accounts payable	4,823	487
Financial instruments (short-term): at fair value	38,759	503
Accrued expenses	13,795	13,351
Other current liabilities	22,360	14,724
Total current liabilities	685,541	343,745
Long-term liabilities
Long-term debt, net of current portion	1,350,611	1,190,184
Financial instruments (long-term): at fair value	1,133	48,618
Other long-term liabilities	321,191	234,538
Total liabilities	2,358,476	1,817,085

Commitments and contingent liabilities
Stockholders’ equity
Share capital ($0.01 par value; 200,000,000 shares authorized; 119,373,064 shares issued and outstanding at September 30, 2018). ($0.01 par value; 150,000,000 shares authorized; 110,930,873 shares issued and outstanding at December 31, 2017).	1,194	1,109
Additional paid-in capital	469,879	403,659
Contributed surplus	680,703	680,703
Accumulated other comprehensive income/ (loss)	15,907	(94,612)
Accumulated other comprehensive income - associated companies	322	206
Retained earnings	63,704	203,932
Total stockholders’ equity	1,231,709	1,194,997
Total liabilities and stockholders’ equity	3,590,185	3,012,082
The accompanying notes are an integral part of these condensed consolidated financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended September 30, 2018 and September 30, 2017 and the year ended December 31, 2017
(in thousands of $)

	Nine months ended		Year ended
	September 30,		December 31,
	2018	2017	2017
Operating activities
Net income	70,152	81,124	101,209
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	73,359	65,501	88,150
Vessel impairment charge	28,590	—	—
Available for sale securities impairment charge	—	—	4,410
Amortization of deferred charges	6,304	7,113	9,013
Amortization of seller’s credit	(342)	(934)	(1,249)
Amortization of value attributable to acquired long-term charters	968	—	—
Equity in earnings of associated companies	(10,904)	(20,082)	(23,766)
Loss/(gain) on sale of assets and termination of charters	797	(1,124)	(1,124)
Adjustment of derivatives to fair value recognized in net income	(14,814)	(4,724)	(8,208)
Adjustment of equity investments recognized in the income statement	(15,674)	—	—
Loss on repurchase of bonds	89	847	2,305
Interest receivable in form of notes	—	(635)	(635)
Other, net	641	(1,337)	3,959
Changes in operating assets and liabilities:
Trade accounts receivable	8,493	(3,976)	(9,034)
Due from related parties	(998)	5,862	10,543
Other receivables	(2,910)	3,194	2,418
Inventories	(3,262)	(724)	(42)
Other current assets	(76)	—	—
Prepaid expenses and accrued income	(937)	921	1,317
Trade accounts payable	4,336	(212)	(742)
Accrued expenses	653	(449)	(1,188)
Other current liabilities	1,350	2,739	460
Net cash provided by operating activities	145,815	133,104	177,796
Investing activities
Repayments from investments in direct financing and sales-type leases	25,937	24,296	31,929
Additions to newbuildings	—	(81,664)	(81,664)
Purchase of vessels and capital improvements	(721,016)	—	—
Proceeds from sales of vessels and termination of charters	97,693	74,791	74,791
Net amounts received from associated companies	19,004	30,968	27,322
Other investments and long term assets, net	(9,578)	(15,736)	(4,016)
Net cash (used in)/ provided by investing activities	(587,960)	32,655	48,362
Financing activities
Proceeds from capital leases	100,000	—	—
Shares issued, net of issuance costs	—	—	88
Principal settlements of cross currency swaps, net	—	—	(29,186)
Repurchase and resale of bonds, net	(73,443)	(68,383)	(68,383)
Proceeds from issuance or drawdown of long-term debt	759,317	302,104	302,104
Repayments of long-term debt	(227,861)	(94,123)	(179,354)
Debt fees paid	(7,757)	(1,521)	(2,554)
Repayment of lease obligation liability	(5,576)	(3,555)	(5,296)
Cash dividends paid	(111,598)	(116,881)	(152,907)
Net cash provided by/(used in) financing activities	433,082	17,641	(135,488)

Net change in cash and cash equivalents	(9,063)	183,400	90,670
Cash and cash equivalents at start of the period	153,052	62,382	62,382
Cash and cash equivalents at end of the period	143,989	245,782	153,052

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	71,674	66,254	88,201
The accompanying notes are an integral part of these consolidated condensed financial statements.

Ship Finance International Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
for the nine months ended September 30, 2018 and September 30, 2017 and the year ended December 31, 2017
(in thousands of $, except number of shares)

	Nine months ended		Year ended
	September 30,		December 31,
	2018	2017	2017
Number of shares outstanding
At beginning of period	110,930,873	101,504,575	101,504,575
Shares issued	8,442,191	—	9,426,298
At end of period	119,373,064	101,504,575	110,930,873
Share capital
At beginning of period	1,109	1,015	1,015
Shares issued	85	—	94
At end of period	1,194	1,015	1,109
Additional paid-in capital
At beginning of period	403,658	282,502	282,502
Amortization of stock based compensation	361	248	374
Shares issued arising from exercised stock options	—	—	88
Shares issued arising from conversion of 3.25% convertible bonds due 2018	9,927	—	137,063
Adjustment to equity component arising from reacquisition of 3.25% convertible bonds due 2018	(9,933)	—	(16,368)
Shares issued arising from consideration paid on vessel acquisitions	57,960	—	—
Recognition of equity component arising from issuance of 4.875% convertible bonds due 2023	7,906	—	—
At end of period	469,879	282,750	403,659
Contributed surplus
At beginning of period	680,703	680,703	680,703
At end of period	680,703	680,703	680,703
Accumulated other comprehensive income/(loss)
At beginning of period	(94,612)	(84,779)	(84,779)
Earnings reclassification of previously deferred fair value adjustments to hedging financial instruments	(3,127)	1,555	1,555
Fair value adjustments to hedging financial instruments	6,796	4,843	9,974
Reclassification of unrealized losses upon adoption of ASU 2016-01	98,782	—	—
Fair value adjustments to available-for-sale securities	8,053	(3,757)	(23,528)
Loss on marketable securities reclassified into earnings	—	—	2,106
Other comprehensive income/(loss)	15	92	60
At end of period	15,907	(82,046)	(94,612)
Accumulated other comprehensive loss - associated companies
At beginning of period	206	(976)	(976)
Fair value adjustments to hedging financial instruments	116	760	1,182
At end of period	322	(216)	206
Retained earnings
At beginning of period	203,932	255,630	255,630
Reclassification of unrealized losses upon adoption of ASU 2016-01	(98,782)	—	—
Net income	70,152	81,124	101,209
Dividends declared	(111,598)	(116,881)	(152,907)
At end of period	63,704	219,873	203,932
Total stockholders’ equity	1,231,709	1,102,079	1,194,997
The accompanying notes are an integral part of these condensed consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Notes to the Unaudited Condensed Consolidated Financial Statements

1.	INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of Ship Finance International Limited (“Ship Finance” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2017. The results of operations for the interim period ended September 30, 2018 are not necessarily indicative of the results for the entire year ending December 31, 2018.

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with US GAAP. The condensed consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries including variable interest entities in which Ship Finance is deemed to be the primary beneficiary. All inter-company balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017.

Recently Issued Accounting Standards

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02 "Leases" to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 creates a new Accounting Standards Codification Topic 842 "Leases" to replace the previous Topic 840 "Leases." ASU 2016-02 affects both lessees and lessors, although for the latter the provisions are similar to the previous model, but updated to align with certain changes to the lessee model and also the new revenue recognition provisions contained in Topic 606. ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. Accounting Standards Codification ("ASC") 842 provides a group of practical expedients that allows entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases. The Company plans to adopt ASC 842 on January 1, 2019 and expects to elect the use of the practical expedients. The Company has not completed its evaluation of the impact of ASC 842 on its consolidated financial statements and related disclosures, however, based on a preliminary assessment, the Company does not expect that the adoption of ASC 842 will have a material effect since the Company is primarily a lessor.

In June 2016, the FASB issued ASU 2016-13 "Financial Instruments - Credit Losses" to introduce new guidance for the accounting for credit losses on instruments within its scope. ASU 2016-13 requires among other things, the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 is effective for fiscal years and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company is currently assessing the impact of ASU 2016-13 on its consolidated financial position, results of operations and cash flows.

In March 2017, the FASB issued ASU 2017-08 "Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities" to amend the amortization period for certain purchased callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. ASU 2017-08 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

In August 2017, the FASB issued ASU 2017-12 "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities" to enable entities to better portray the economics of their risk management activities in the financial statements and enhance the transparency and understandability of hedge results. The amendments also simplify the application of hedge accounting in certain situations. ASU 2017-12 is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13 "Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement". ASU 2018-13 includes certain removals, modifications and additions to the disclosure requirements on fair value measurements in Topic 820. The updated guidance is effective for fiscal years, and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company is permitted to early adopt any removed or modified disclosures upon issuance of ASU 2018-13 and delay adoption of the additional disclosures until their effective date. The impact on the consolidated financial statements of the Company will depend on the facts and circumstances of any specific future transactions.

Recently Adopted Accounting Standards

In May 2014, issued ASU 2014-09 "Revenue from Contracts with Customers", subsequently amended and collectively Topic 606. The standard replaced almost all existing revenue recognition guidance in U.S. GAAP, with the intention to improve and converge with international standards the financial reporting requirements for revenue from contracts with customers. The core principle of ASC 606 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. ASC 606 allows for adoption either on a full retrospective basis to each prior reporting period presented or on a modified retrospective basis with the cumulative effect of initially applying the new guidance recognized at the date of initial application, which became effective for the Company beginning January 1, 2018. The majority of vessels are on bareboat or time charters and these continue to be accounted as operating or finance leases in accordance with ASC 840 Leases and related interpretations and the implementation of the new revenue standard therefore did not have an effect on income recognition from such contracts. The Company adopted ASC 606 in the first quarter of fiscal 2018 on a modified retrospective basis with no changes recognized in the prior year comparative financial statements. The adoption of this standard only impacted our vessels operating on voyage charters. For vessels operating on spot charters, voyage revenues are, under the new revenue standard, recognized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis. Certain voyage expenses, primarily bunker fuel expenses, are capitalized between the previous discharge port, or contract date if later, and the next load port if they qualify as fulfillment costs under ASC 340 Deferred Costs and Other Assets. ASC 606 has been applied to those voyage contracts that were not completed at the date of initial application. Upon adoption, the cumulative effect of adopting this guidance resulted in a net minor adjustment of $0.1 million to the opening balance of retained earnings as of January 1, 2018 and the Company did not consider this material enough to record. In addition, the adoption of this standard did not have a material impact on the consolidated financial statements of the Company for the nine months ended September 30, 2018.

In January 2016, the FASB issued ASU 2016-01 "Recognition and Measurement of Financial Assets and Financial Liabilities" to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 particularly relates to the fair value and impairment of equity investments, financial instruments measured at amortized cost, and the use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU 2016-01 became effective for fiscal years and interim periods beginning after December 15, 2017. The Company adopted ASU 2016-01 in the first quarter of fiscal 2018 on a modified retrospective basis, with no changes recognized in the prior year comparatives and a cumulative catch up adjustment recognized in the opening retained earnings. Upon adoption of ASU 2016-01, the Company reclassified approximately $98.8 million of unrealized losses related to its equity investments from accumulated other comprehensive income to retained earnings. As a result of the adoption of this guidance the Company is required to recognize the movement in the fair value of our equity securities in the consolidated statement of operations. For the nine months ended September 30, 2018, the adoption of the standard resulted in a net unrealized gain of $15.7 million being included in the condensed consolidated statement of operations. The Company anticipates additional volatility to the Company's statements of operations in future periods, due to changes in market prices of the Company's investments in equity securities.

2.	GAIN ON SALE OF ASSETS AND TERMINATION OF CHARTERS

In February 2018, the VLCC Front Circassia, which was accounted for as a direct financing lease asset, was sold to an unrelated third party. A loss of $1.4 million was recorded on the disposal, the proceeds of which included $17.9 million gross sales proceeds and compensation in the form of a loan note of $4.4 million at fair value was received for the early termination of the charter. (see Note 16: Related party transactions).

In May 2018, the container vessel SFL Avon, which was accounted for as an operating lease asset, was sold to an unrelated third party. Gross proceeds of $12.7 million were received on the sale, resulting in a loss of $0.2 million on disposal.

In September 2018, the VLCCs Front Page, Front Stratus and Front Serenade which were accounted for as direct financing lease assets, were sold to a related party, ADS Crude Carriers Plc. ("ADS"). Gains of $0.3 million, $0.2 million and $0.3 million were recorded on the disposal of the vessels, respectively. The gross proceeds from the sale was $22.5 million per vessel in addition to compensation, in the form of loan notes of $3.4 million each, received for the early termination of the charters (see Note 16: Related party transactions).

3.	EARNINGS PER SHARE
The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.
The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Nine months ended		Year ended
(in thousands of $)	September 30, 2018	September 30, 2017	December 31, 2017
Basic earnings per share:
Net income available to stockholders	70,152	81,124	101,209
Diluted earnings per share:
Net income available to stockholders	70,152	81,124	101,209
Interest and other expenses attributable to convertible bonds	4,746	17,890	4,511
Net income assuming dilution	74,898	99,014	105,720

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Nine months ended		Year ended
(in thousands)	September 30, 2018	September 30, 2017	December 31, 2017
Basic earnings per share:
Weighted average number of common shares outstanding	105,321	93,505	95,597
Diluted earnings per share:
Weighted average number of common shares outstanding*	105,321	93,505	95,597
Effect of dilutive share options	65	17	26
Effect of dilutive convertible bonds	13,385	25,264	7,277
Weighted average number of common shares outstanding assuming dilution	118,771	118,786	102,900

	Nine months ended		Year ended
	September 30, 2018	September 30, 2017	December 31, 2017
Basic earnings per share:	$0.67	$0.87	$1.06
Diluted earnings per share:	$0.63	$0.83	$1.03

*The weighted average number of common shares outstanding excludes 8,000,000 shares issued as part of a share lending arrangement relating to the Company's issuance of 5.75% senior unsecured convertible bonds in October 2016. It also excludes 3,765,842 shares issued as of September 30, 2018 from up to 7,000,000 shares issuable under a share lending arrangement relating to the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. These lent shares are owned by the Company and will be returned on or before maturity of the bonds in 2021 and 2023, respectively.

In February 2018, the Company redeemed the full outstanding amount under the 3.25% senior unsecured convertible bonds due
2018. The remaining outstanding principal amount of $63.2 million was paid in cash, and the premium settled in common shares with the issue of 651,365 new shares.

As of September 30, 2018, the 4.875% senior unsecured convertible bonds issued in April and May 2018 were dilutive whilst the 5.75% senior unsecured convertible bonds issued in October 2016 were not dilutive.

4.	OTHER FINANCIAL ITEMS, NET

Other financial items comprise the following items:

	Nine months ended		Year ended
(in thousands of $)	September 30, 2018	September 30, 2017	December 31, 2017
Net cash payments on non-designated derivatives	(824)	(4,324)	(5,124)
Net increase in fair value of non-designated derivatives	14,668	4,567	8,068
Net increase in fair value of designated derivatives (ineffective portion)	146	158	140
Net increase in fair value of equity investments	15,674	—	—
Other items	767	(4,179)	(5,768)
Other financial items, net	30,431	(3,778)	(2,684)

The net movement in the fair values of non-designated derivatives and net cash payments thereon relates to non-designated, terminated or de-designated interest rate swaps and cross currency interest rate swaps. The net movement in the fair values of designated derivatives relates to the ineffective portion of interest rate swaps and cross currency interest rate swaps that have been designated as cash flow hedges. Changes in the fair values of the effective portion of interest rate swaps that are designated as cash flow hedges are reported under “Other comprehensive income”. The above net movement in the valuation of non-designated derivatives in the nine months ended September 30, 2018 includes $3.1 million reclassified from "Other comprehensive income", as a result of certain interest rate swaps relating to loan facilities no longer being designated as cash flow hedges. In the year ended December 31, 2017: $1.6 million (nine months ended September 30, 2017: $1.6 million) was reclassified from "Other comprehensive income".

Other items in the nine months ended September 30, 2018 include a loss of $0.6 million arising from foreign currency translation. In the year ended December 31, 2017 other items included foreign currency translation net loss of $4.5 million (nine months ended September 30, 2017: loss $3.2 million). Other items also include bank charges and fees relating to loan facilities.

Following the adoption of ASU 2016-01 from January 2018, the Company now recognizes any changes in the fair value of equity investments in net income. The adoption of the standard resulted in a net unrealized gain of $15.7 million recorded in the condensed consolidated statement of operations for the nine months ended September 30, 2018. See also Recently Adopted Accounting Standards within Note 1.

5.	INVESTMENTS IN DEBT AND EQUITY SECURITIES
Investment securities held by the Company consist of the following investments in equity securities and corporate bonds:

	Nine months ended September 30, 2018			Year ended December 31, 2017
(in thousands of $)	Amortised Cost	Unrealised gains/(losses)*	Fair value	Amortised Cost	Unrealised gains/(losses)	Fair value
Corporate bonds:
Golden Close Senior	20,582	(2,264)	18,318	17,754	(2,240)	15,514
Golden Close Convertible	9,655	4,096	13,751	9,960	—	9,960
Golden Close Super Senior	3,192	320	3,512	2,561	347	2,908
NorAm Drilling	5,065	504	5,569	5,181	293	5,474
Oro Negro	7,886	335	8,221	7,886	—	7,886
Total corporate bonds	46,380	2,991	49,371	43,342	(1,600)	41,742
Shares:
Total shares	62,060	15,699	77,759	150,842	(98,782)	52,060
Total Investments	108,440	18,690	127,130	194,184	(100,382)	93,802
* This includes foreign currency gains or losses on non U.S. dollar denominated equity investments in addition to the changes in the fair value from market prices movements.

The investments in corporate bonds at September 30, 2018, consist of listed and unlisted corporate bonds which have a total carrying value of $49.4 million (December 31, 2017: $41.7 million) and have maturities between 2019 and 2022. The corporate bonds are classified as available-for-sale securities and are recorded at fair value, with unrealized gains and losses recorded as a separate component of "Other comprehensive income". The accumulated net unrealized gain on these available-for-sale corporate debt securities included in "Other comprehensive income" at September 30, 2018, was $3.0 million (December 31, 2017: loss of $1.6 million).

The investment in shares at September 30, 2018 consists of shareholding in various related party entities, which is comprised of listed shares in a Frontline Ltd. (“Frontline”) with a carrying value of $63.9 million (December 31, 2017: $50.5 million), shares in NorAm Drilling Company AS (“NorAm Drilling”) traded on the Norwegian Over the Counter market ("OTC") with a carrying value of $1.5 million (December 31, 2017: $1.5 million), and shares in Golden Close Maritime Corp. Ltd. (“Golden Close”) traded on the Norwegian OTC with a carrying value of $1.9 million (December 31, 2017: $0.1 million). See also Note 16: Related party transactions.

During the nine months ended September 30, 2018, the Company acquired 4,031,800 shares in ADS, a recently formed company in 2018 trading on the Oslo Merkur Market and a related party. The investment in ADS shares were purchased for $10.0 million and have a carrying value of $10.5 million at September 30, 2018 (December 31, 2017: $nil). See also Note 16: Related party transactions.

Following the adoption of ASU 2016-01 from January 2018, the Company now recognizes any changes in the fair value of equity investments in net income. See also Recently Adopted Accounting Standards within Note 1 and Note 4:Other financial items, net.

6.	VESSELS AND EQUIPMENT, NET

(in thousands of $)	September 30, 2018	December 31, 2017
Cost	2,629,087	2,256,747
Accumulated depreciation	483,433	494,151
Vessels and equipment, net	2,145,654	1,762,596
In May 2018, the Company took delivery of four 2014 built container vessels, each with approximately 14,000 TEU carrying capacity. The Company recorded additions to cost of vessels and equipment of $445.0 million which included the issuance of 4,024,984 common shares with a value of $58.0 million as part of the consideration. An additional $18.0 million of the consideration paid was assigned to the long term time charter contracts acquired with the vessels which was recorded separately within long term assets and is being amortized to revenue over the remaining period of each contract.
In September 2018, the Company agreed with an Asian based financial institution to refinance the outstanding balance of the loan relating to one of the above four container vessels, Thalassa Mana, by entering into a sale and leaseback arrangement. The sale and leaseback transaction was accounted for as a capital lease. The net carrying value of the vessel at the time of the transfer was $109.7 million and there was no gain or loss recorded on the transaction (Refer Note 7: Vessels under Capital Lease, Net).
The Company purchased three 2015 built container vessels, each with approximately 10,600 TEU carrying capacity. During the nine months ended September 30, 2018, the Company took delivery of two of the vessels, recording additions to cost of vessels and equipment of $210.0 million. The third remaining vessel was delivered to the Company subsequent to September 30, 2018 (Refer Note 19: Subsequent Events).
The Company disposed of one container vessel, SFL Avon, with a net carrying value of $12.3 million during the nine months ended September 30, 2018 (Refer Note 2: Gain on Sale of Assets and Termination of Charters).

Acquisitions and disposals in respect of vessels accounted for as direct financing and sales-type leases are discussed in Note 9: Investments in direct financing and sales-type leases.

7.	VESSELS UNDER CAPITAL LEASE, NET

(in thousands of $)	September 30, 2018	December 31, 2017
Cost	109,713	—
Accumulated depreciation	—	—
Vessels and equipment, net	109,713	—

In September 2018, the Company refinanced the 14,000 TEU container vessel Thalassa Mana with an Asian based financial institution by entering into a sale and leaseback arrangement, accounted for as a capital lease. The vessel is leased back for a term of eight years and nine months, with an option to purchase the vessel after six years. The vessel was derecognized from the Vessels and Equipment category and reclassified to the Vessels under Capital Lease category at its net carrying value of $109.7 million. Depreciation charged on vessels under capital lease during the nine months ended September 30, 2018 was $nil.

8.	ASSETS HELD FOR SALE
In July 2018, the Company announced an agreement to sell its fully owned subsidiary, Rig Finance Limited to an unrelated third party. Rig Finance Limited owns the jack up drilling rig Soehanah, which is currently employed under a bareboat charter until June 2019. The sale is expected to close in December 2018. In accordance with US GAAP, it was determined that the disposal group which includes the net book value of the rig and any charter balances including the charter deposit, met the criteria for classification as Held for Sale and therefore was reclassified as such and presented on the balance sheet as "Asset held for sale". The rig had a carrying value of $76.9 million at reclassification from vessels and equipment.

9.	INVESTMENTS IN DIRECT FINANCING AND SALES-TYPE LEASES

As at September 30, 2018, the Company had five VLCC crude tankers accounted for as direct financing leases (December 31, 2017: nine VLCCs). These vessels are on charter to Frontline Shipping Limited (“Frontline Shipping”) on long-term, fixed rate time charters which span various periods depending on the age of the vessels, ranging from approximately five to nine years. Frontline Shipping is a wholly owned subsidiary of Frontline, a related party. The terms of the charters do not provide Frontline Shipping with an option to terminate the charters before the end of their terms.
The VLCCs Front Page, Front Stratus and Front Serenade which were accounted for as a direct financing leases at June 30, 2018, were sold in July 2018, August 2018 and September 2018, respectively. These vessels were sold to ADS, a related party (see Note 2: Gain on sale of assets and termination of charters and Note 16: Related party transactions). Prior to the sale of these vessels, an impairment charge of $21.8 million was recorded against the carrying value of these three vessels.
The VLCC Front Circassia, which was accounted for as a direct financing lease at December 31, 2017, was sold in February 2018 (see Note 2: Gain on sale of assets and termination of charters and Note 16: Related party transactions).
An impairment charge of $6.8 million was recorded against the carrying value of one vessel, VLCC Front Ariake leased to Frontline Shipping. The tanker was disposed of in October 2018 (see Note 19: Subsequent Events).

One of the Company's offshore support vessels is chartered on a long-term bareboat charter to Deep Sea Supply Shipowning II AS (the “Solstad Charterer”), an indirect wholly owned subsidiary of Solship Invest 3 AS (“Solship”) which is in turn a wholly owned subsidiary of Solstad Offshore ASA (“Solstad”). In July 2018, the Company entered into a restructuring agreement with subsidiaries of Solstad, which became effective at the end of August 2018, whereby the Company will receive 50% of the agreed charter hire for two of the offshore support vessels. All other contracted charter hire income earned from fixed assets and finance lease assets will be deferred until the end of 2019.

In addition to the above six vessels leased to related and unrelated third parties, the Company also had two container vessels accounted for as direct financing leases and one container vessel accounted for as a sales-type lease as at September 30, 2018, which are on long-term bareboat charters to MSC Mediterranean Shipping Company S.A. ("MSC"), an unrelated party. The terms of the charters provide a fixed price put option or purchase obligation at the expiry of the 15 year charter period for two of the container vessels and a minimum fixed price purchase obligation at the expiry of the five year charter period for the third container vessel.

In April 2018, the Company acquired 15 second hand feeder size container vessels for an aggregate purchase price of $105.5 million from a subsidiary of MSC. The vessels were immediately leased back to the seller under seven year bareboat charters. The charterer has purchase options throughout the term of the charters and the Company has a put option at the end of the seven year period.

As at September 30, 2018, the Company had a total of 24 vessels accounted for as direct financing and sales-type leases (December 31, 2017: 13 vessels). The following lists the components of the investments in direct financing and sales-type leases as at September 30, 2018 and December 31, 2017:

(in thousands of $)	September 30, 2018	December 31, 2017
Total minimum lease payments to be received	802,984	916,765
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(115,331)	(211,508)
Net minimum lease payments receivable	687,653	705,257
Estimated residual values of leased property (un-guaranteed)	177,673	232,424
Less: unearned income	(296,737)	(319,610)
Total investment in direct financing and sales-type leases	568,589	618,071

Current portion	32,924	32,096
Long-term portion	535,665	585,975
Total investment in direct financing and sales-type leases	568,589	618,071

10.	INVESTMENTS IN ASSOCIATED COMPANIES

The Company has certain wholly-owned subsidiaries which are accounted for using the equity method, as it has been determined under ASC 810 that they are variable interest entities in which Ship Finance is not the primary beneficiary.

At September 30, 2018, September 30, 2017 and December 31, 2017, the Company had the following participation in investments that were recorded using the equity method:

	September 30, 2018	September 30, 2017	December 31, 2017
SFL Deepwater Ltd (“SFL Deepwater”)	100%	100%	100%
SFL Hercules Ltd (“SFL Hercules”)	100%	100%	100%
SFL Linus Ltd (“SFL Linus”)	100%	100%	100%

Summarized balance sheet information of the Company’s wholly-owned equity method investees is as follows:

	As of September 30, 2018
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	70,831	21,848	20,937	28,046
Non-current assets	979,281	306,215	294,442	378,624
Total assets	1,050,112	328,063	315,379	406,670
Current liabilities	96,213	22,849	30,194	43,170
Non-current liabilities	932,200	299,684	279,866	352,650
Total liabilities	1,028,413	322,533	310,060	395,820
Total stockholders’ equity	21,699	5,530	5,319	10,850

	As of December 31, 2017
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Current assets	97,723	26,242	29,152	42,329
Non-current assets	1,020,067	317,450	305,852	396,765
Total assets	1,117,790	343,692	335,004	439,094
Current liabilities	106,628	25,642	29,443	51,543
Non-current liabilities	1,000,484	315,415	302,819	382,250
Total liabilities	1,107,112	341,057	332,262	433,793
Total stockholders’ equity	10,678	2,635	2,742	5,301
Summarized statement of operations information of the Company’s wholly-owned equity method investees is as follows:

	Nine months ended September 30, 2018
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	48,514	14,615	14,368	19,531
Net operating revenues	48,514	14,615	14,368	19,531
Net income	10,904	2,895	2,577	5,432

	Nine months ended September 30, 2017
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	57,555	16,122	17,215	24,218
Net operating revenues	57,555	16,122	17,215	24,218
Net income	20,082	4,926	5,590	9,566

	Year ended December 31, 2017
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Operating revenues	73,487	20,873	21,827	30,787
Net operating revenues	73,487	20,873	21,827	30,787
Net income	23,766	5,981	6,462	11,323

SFL Deepwater, SFL Hercules and SFL Linus each own drilling units which have been leased to subsidiaries of Seadrill Limited (“Seadrill”), a related party. Because the main assets of SFL Deepwater, SFL Hercules and SFL Linus are the subject of leases which includes both fixed price call options and a fixed price purchase obligation or put option, it has been determined that these subsidiaries of Ship Finance are variable interest entities in which Ship Finance is not the primary beneficiary.

Each subsidiary has entered into a term loan and revolving credit facility as follows:

	Nine months ended September 30, 2018
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Loan balance outstanding	712,528	208,778	230,625	273,125
Amount available to draw down	—	—	—	—
Amount guaranteed by Ship Finance	266,114	84,697	78,947	102,470

	Year ended December 31, 2017
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Loan balance outstanding	785,778	225,778	251,250	308,750
Amount available to draw down	—	—	—	—
Amount guaranteed by Ship Finance	235,000	75,000	70,000	90,000

In the nine months ended September 30, 2018 and the year ended December 31, 2017, SFL Deepwater, SFL Hercules and SFL Linus paid dividends as follows:

Nine months ended September 30, 2018
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Dividends Paid	—	—	—	—

	Nine months ended September 30, 2017
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Dividends Paid	14,400	3,400	3,750	7,250

	Year ended December 31, 2017
(in thousands of $)	TOTAL	SFL Deepwater	SFL Hercules	SFL Linus
Dividends Paid	14,400	3,400	3,750	7,250

SFL Deepwater, SFL Hercules and SFL Linus have loan facilities for which Ship Finance provides limited guarantees, as indicated above. These loan facilities originally contained financial covenants with which both Ship Finance and Seadrill must comply. In September 2017, Seadrill announced that it had entered into a restructuring agreement (the “Restructuring Plan”) with more than 97% of its secured bank lenders, approximately 40% of its bondholders and a consortium of investors led by its largest shareholder, Hemen Holding Ltd (“Hemen”), who is also the largest shareholder in the Company. The Company, SFL Deepwater, SFL Hercules and SFL Linus have also entered into the Restructuring Plan, which has been implemented by way of prearranged Chapter 11 cases. As part of the Restructuring Plan, the financial covenants on Seadrill have been replaced by financial covenants on a newly established subsidiary of Seadrill, Seadrill Rig Holding Company Limited (“RigCo”), who also acts as guarantor for the obligations under the leases for the three drilling units, on a subordinated basis to the senior secured lenders in Seadrill and new secured notes. As at September 30, 2018, Ship Finance and RigCo were in compliance with all of the covenants under these long-term debt facilities.

11.	SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	September 30, 2018	December 31, 2017
Long-term debt:
3.25% senior unsecured convertible bonds due 2018	—	63,218
NOK900 million senior unsecured floating rate bonds due 2019	82,546	92,477
5.75% senior unsecured convertible bonds due 2021	225,000	225,000
NOK500 million senior unsecured floating rate bonds due 2020	61,418	61,001
4.875% senior unsecured convertible bonds due 2023	164,000	—
$320 million unsecured intermediary loan facility	240,000	—
NOK600 million senior unsecured floating rate bonds due 2023	73,702	—
Total Fixed Rate and Foreign Debt	846,666	441,696
U.S. dollar denominated floating rate debt (LIBOR plus margin) due through 2025	1,135,675	1,081,204
Total debt principal	1,982,341	1,522,900
Less: Unamortized debt issuance costs	(27,777)	(18,893)
Less: Current portion of long-term debt	(603,953)	(313,823)
Total long-term debt	1,350,611	1,190,184

(in thousands of $)
		Fixed Rate and Foreign Debt	U.S. Dollar Floating Rate Debt	Total debt principal
Balance at	December 31, 2017	441,696	1,081,204	1,522,900
Drawdowns		556,984	202,333	759,317
Repayments and redemptions		(153,379)	(147,862)	(301,241)
Effects of foreign exchange		1,365	—	1,365
Balance at	September 30, 2018	846,666	1,135,675	1,982,341

The outstanding debt as of September 30, 2018 is repayable as follows:

(in thousands of $)
Year ending December 31,

2018 (remaining three months)	128,370
2019	643,543
2020	197,843
2021	474,447
2022	197,626
Thereafter	340,512
Total debt principal	1,982,341
The weighted average interest rate for floating rate debt denominated in U.S. dollars and Norwegian kroner (“NOK”) was 4.38% per annum at September 30, 2018 (December 31, 2017: 4.26%). This rate takes into consideration the effect of related interest rate swaps. At September 30, 2018, the three month US Dollar London Interbank Offered Rate, or LIBOR, was 2.398% (December 31, 2017: 1.694%) and the Norwegian Interbank Offered Rate, or NIBOR, was 1.10% (December 31, 2017: 0.81%).

In the nine months ended September 30, 2018, the following loan agreements were entered into:

4.875% senior unsecured convertible bonds due 2023

On April 23, 2018, the Company issued a senior unsecured convertible bonds totaling $150.0 million. Additional bonds were issued on May 4, 2018 at a principal amount of $14.0 million. Interest on the bonds is fixed at 4.875% per annum and is payable in cash quarterly in arrears on February 1, May 1, August 1 and November 1. The bonds are convertible into Ship Finance International Limited common shares and mature on May 1, 2023. The net amount outstanding at September 30, 2018 was $164.0 million (December 31, 2017: $nil). The initial conversion rate at the time of issuance was 52.8157 common shares per $1,000 bond, equivalent to a conversion price of approximately $18.93 per share. Since the issuance, dividend distributions have increased the conversion rate and as of September 30, 2018, the conversion rate was 55.4530, equivalent to a conversion price of approximately $18.03 per share).

In conjunction with the bond issue, the Company agreed to loan up to 7,000,000 of its common shares to affiliates of the underwriters of the issue, in order to assist investors in the bonds to hedge their position. As at September 30, 2018, a total of 3,765,842 shares were issued from up to 7,000,000 shares issuable under a share lending arrangement.

As required by ASC 470-20 "Debt with conversion and other options", the Company calculated the equity component of the convertible bond, taking into account both the fair value of the conversion option and the fair value of the share lending arrangement. The equity component was valued at $7.9 million at issue date and this amount was recorded as "Additional paid-in capital", with a corresponding adjustment to "Deferred charges", which are amortized to "Interest expense" over the appropriate period. The amortization of this item amounted to $0.6 million in the nine months ended September 30, 2018 (December 31, 2017: $nil).

$320 million unsecured intermediary loan facility
In May 2018, four wholly-owned subsidiaries of the Company entered into a $320.0 million unsecured loan facility provided by Sterna Finance Ltd. (“Sterna Finance”), an affiliate of Hemen, a related party. The unsecured intermediary loan facility was entered into to partly fund the acquisition of four 14,000 TEU container vessels acquired in May 2018. The Company has provided a corporate guarantee for this loan facility, which has a fixed interest rate, is non-amortizing and has a term of 13 months from the drawdown date of the loan. The net amount outstanding at September 30, 2018, was $240.0 million. See also Note 16: Related party transactions.

$50 million secured term credit facility
In June 2018, 15 wholly-owned subsidiaries of the Company entered into a $50.0 million secured term loan facility with a bank, secured against 15 feeder size container vessels. The 15 vessels were delivered in April 2018. The Company has provided a corporate guarantee for this facility, which bears interest at LIBOR plus a margin and has a term of seven years. The net amount outstanding at September 30, 2018, was $48.5 million.

$200 million intermediary credit facility
In September 2018, the Company entered into a $200 million intermediary loan facility with a bank to part finance the purchase of three 10,600 TEU container vessels. Two of the vessels were delivered in the nine months ended September 30, 2018. The facility bears interest at LIBOR plus a margin and has a term of 13 months from the drawdown date of the loan. At September 30, 2018, the total amount drawn down under this facility was $133 million, relating to the two vessels delivered in September.

NOK600 million senior unsecured bonds due 2023
On September 13, 2018 the Company issued a senior unsecured bonds totaling NOK600 million in the Norwegian credit market. The bonds bear quarterly interest at NIBOR plus a margin and are redeemable in full on September 13, 2023. The net amount outstanding at September 30, 2018, was NOK600 million, equivalent to $73.7 million (December 31, 2017: NOKnil, equivalent to $nil).

In the nine months ended September 30, 2018, the following redemptions occurred:

3.25% senior unsecured convertible bonds due 2018
In February 2018, the Company redeemed the full outstanding amount under the 3.25% senior unsecured convertible bonds due 2018. The remaining outstanding principal amount of $63.2 million was paid in cash, and the premium settled in common shares with the issuance of 651,365 new shares (see Note 13. Share Capital, Additional Paid in Capital and Contributed Surplus).

NOK900 million senior unsecured bonds due 2019
In the nine months ended September 30, 2018, the Company purchased bonds with a principal amount totaling NOK86 million, which is being held as treasury bonds. Previously, the Company has purchased bonds with principal amounts totaling NOK142 million, resulting in a total of NOK228 million held in treasury. The net amount outstanding at September 30, 2018, was NOK672 million, equivalent to $82.5 million (December 31, 2017: NOK758 million, equivalent to $92.5 million).

$49 million secured term loan and revolving credit facility
In September 2018, the Company fully redeemed the outstanding amount of $10 million under the $49 million secured term loan and revolving credit facility, secured against two chemical tankers, and the facility was cancelled.

$320 million unsecured intermediary loan facility
In September 2018, the Company repaid $80.0 million outstanding relating to one of the 14,000 TEU container vessels, Thalassa Mana under the $320.0 million unsecured loan facility described above. The vessel was refinanced with a sale and leaseback transaction. (Refer Note 7: Vessels under Capital Lease, Net).

In the nine months ended September 30, 2018, the following drawings were made under revolving credit facilities:

(in thousands of $)
Facility	Amount Drawn
$49 million secured term loan and revolving credit facility	10,000
$45 million secured term loan and revolving credit facility	9,000
Total Drawdown	19,000

The aggregate book value of assets pledged as security against borrowings at September 30, 2018, was $1,756 million (December 31, 2017: $1,908 million).
Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of September 30, 2018, the Company is in compliance with all of the covenants under its long-term debt facilities. In addition, the $101.4 million secured term loan facility entered into in August 2014 contains certain financial covenants on Solship. Solship was in compliance with these covenants as per September 30, 2018.

12.	FINANCIAL INSTRUMENTS

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates and exchange rates. The Company has a portfolio of swaps which swap floating rate interest to fixed rate, and which also fix the Norwegian kroner to US dollar exchange rate applicable to the interest payable and principal repayment on the NOK bonds. From a financial perspective these swaps hedge interest rate and exchange rate exposure. The counterparties to such contracts are DNB Bank, Nordea Bank Finland Plc., ABN AMRO Bank N.V., NIBC Bank N.V., Skandinaviska Enskilda Banken AB (publ), ING Bank N.V., Danske Bank A/S, Swedbank AB (publ), Credit Agricole Corporate & Investment Bank and Commonwealth Bank of Australia. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered not to be substantial as the counterparties are all banks which have provided the Company with loans.

The following table presents the fair values of the Company’s derivative instruments that were designated as cash flow hedges and qualified as part of a hedging relationship, and those that were not designated:

(in thousands of $)	September 30, 2018	December 31, 2017
Designated derivative instruments - short-term assets:
Interest rate swaps	39	108
Non-designated derivative instruments - short-term assets:
Interest rate swaps	1	—
Total derivative instruments - short-term assets	40	108

Designated derivative instruments - long-term assets:
Interest rate swaps	8,773	5,136
Non-designated derivative instruments - long-term assets:
Interest rate swaps	9,694	3,211
Total derivative instruments - long-term assets	18,467	8,347

(in thousands of $)	September 30, 2018	December 31, 2017
Designated derivative instruments -short-term liabilities:
Interest rate swaps	26	248
Cross currency interest rate swaps	28,287	—
Non-designated derivative instruments -short-term liabilities:
Interest rate swaps	—	255
Cross currency interest rate swaps	10,446	—
Total derivative instruments - short-term liabilities	38,759	503

Designated derivative instruments - long-term liabilities:
Interest rate swaps	175	5,109
Cross currency interest rate swaps	958	36,120
Non-designated derivative instruments - long-term liabilities:
Interest rate swaps	—	553
Cross currency interest rate swaps	—	6,836
Total derivative instruments - long-term liabilities	1,133	48,618

Interest rate risk management
The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars and Norwegian kroner to achieve an overall desired position of fixed and floating interest rates. At September 30, 2018, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed and floating rates in exchange for LIBOR or NIBOR.

The total notional principal amount subject to swap agreements as at September 30, 2018, was $1.0 billion (December 31, 2017: $1.1 billion). In September 2018, the Company entered into new cross currency swap agreements. The swaps are effective from September 2018 and exchange NOK372 million of principal and interest payments under the NOK600 million senior unsecured bonds to USD at a floating interest rate of LIBOR plus a margin.
Foreign currency risk management
The Company is party to currency swap transactions, involving the payment of U.S. dollars in exchange for Norwegian kroner, which are designated as hedges against the NOK900 million, NOK500 million and NOK600 million senior unsecured bonds due 2019, 2020 and 2023 respectively.

Principal Receivable	Principal Payable	Inception date	Maturity date
NOK900 million	US$151.0 million	March 2014	March 2019
NOK500 million	US$64.0 million	October 2017	March - June 2020
NOK372 million	US$45.2 million	September 2018	September 2023
Apart from the NOK900 million, NOK500 million and NOK600 million senior unsecured bonds due 2019, 2020 and 2023, respectively, the majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. Other than the corresponding currency swap transactions summarized above, the Company has not entered into forward contracts for either transaction or translation risk. Accordingly, there is a risk that currency fluctuations could have an adverse effect on the Company’s cash flows, financial condition and results of operations.

Fair Values
The carrying value and estimated fair value of the Company’s financial assets and liabilities at September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018	September 30, 2018	December 31, 2017	December 31, 2017
(in thousands of $)	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Available-for-sale debt securities	49,371	49,371	41,742	41,742
Equity securities	77,759	77,759	52,060	52,060
Floating rate NOK bonds due 2019	82,546	83,062	92,477	92,709
Floating rate NOK bonds due 2020	61,418	63,261	61,001	61,306
Floating rate NOK bonds due 2023	73,702	73,702	—	—
3.25% unsecured convertible bonds due 2018	—	—	63,218	71,662
5.75% unsecured convertible bonds due 2021	225,000	225,000	225,000	242,719
4.875% unsecured convertible bonds due 2023	164,000	162,770	—	—
Derivatives:
Interest rate/ currency swap contracts - short-term receivables	40	40	108	108
Interest rate/ currency swap contracts - long-term receivables	18,467	18,467	8,347	8,347
Interest rate/ currency swap contracts - short-term payables	38,759	38,759	503	503
Interest rate/ currency swap contracts - long-term payables	1,133	1,133	48,618	48,618
The above short-term receivables relating to interest rate/ currency swap contracts all relate to designated hedges at September 30, 2018 and December 31, 2017. The above long-term receivables relating to interest rate/ currency swap contracts at September 30, 2018, include $9.7 million which relates to non-designated swap contracts (December 31, 2017: $3.2 million), with the balance relating to designated hedges. The above short-term payables relating to interest rate/ currency swap contracts at September 30, 2018, include $10.4 million which relates to non-designated swap contracts (December 31, 2017: $0.3 million), with the balance relating to designated hedges. The above long-term payables relating to interest rate/ currency swap contracts at September 30, 2018, include $nil which relates to non-designated swap contracts (December 31, 2017: $7.4 million), with the balance relating to designated hedges.
In accordance with the accounting policy relating to interest rate and currency swaps described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, where the Company has designated the swap as a hedge, and to the extent that the hedge is effective, changes in the fair values of interest rate swaps are recognized in other comprehensive income. Changes in the fair value of other swaps and the ineffective portion of swaps designated as hedges are recognized in the Consolidated Statement of Operations.

The above fair values of financial assets and liabilities as at September 30, 2018, were measured as follows:

		Fair value measurements using,
(in thousands of $)	September 30, 2018	Quoted Prices in Active Markets for identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available-for-sale debt securities	49,371	49,371
Equity securities	77,759	77,759
Interest rate/ currency swap contracts – short-term receivables	40		40
Interest rate/ currency swap contracts - long-term receivables	18,467		18,467
Total assets	145,637	127,130	18,507
Liabilities:
Floating rate NOK bonds due 2019	83,062	83,062
Floating rate NOK bonds due 2020	63,261	63,261
Floating rate NOK bonds due 2023	73,702	73,702
5.75% unsecured convertible bonds due 2021	225,000	225,000
4.875% unsecured convertible bonds due 2023	162,770	162,770
Interest rate/ currency swap contracts – short-term payables	38,759		38,759
Interest rate/ currency swap contracts – long-term payables	1,133		1,133
Total liabilities	967,687	927,795	39,892

ASC Topic 820 "Fair Value Measurement and Disclosures" ("ASC 820") emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the assets or liabilities, which typically are based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Investments in equity securities consist of (i) listed Frontline shares (ii) NorAm Drilling shares traded in the OTC market (iii) Golden Close shares traded in the OTC market (iv) ADS shares traded on the Merkur Market whilst the investments in available-for-sale debt securities consist of listed and unlisted corporate bonds. The estimated fair value of the debt and equity securities consists of their aggregate market value as at the balance sheet date.

The estimated fair values for the floating rate NOK denominated bonds due 2019, 2020 and 2023, and the 5.75% and 4.875% unsecured convertible bonds due 2021 and 2023 are all based on their quoted market prices as at the balance sheet date.

The estimated fair value of interest rate and currency swap contracts is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR/NIBOR interest rates as at September 30, 2018.
Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken, ABN AMRO, Nordea, Bank of Valletta and Credit Agricole Corporate and Investment Bank. However, the Company believes this risk is remote.
There is also a concentration of revenue risk with certain customers to whom the Company has chartered multiple vessels.
In the nine months ended September 30, 2018, Frontline Shipping accounted for approximately 9% of our consolidated operating revenues (nine months ended September 30, 2017: 16%; year ended December 31, 2017: 15%). Frontline Shipping is a 100% owned subsidiary of Frontline, but the performance under the leases is not guaranteed by Frontline following amendments to the leases agreed in 2015. There is no requirement for a minimum cash balance in Frontline Shipping, but in exchange for releasing the guarantee a dividend restriction was introduced on Frontline Shipping whereby it can only make distributions to its parent company if it can demonstrate it will have minimum free cash of $2 million per vessel both prior to and following (i) such distribution and (ii) the payment of the next hire due and any profit share accrued under the charters. Due to the depressed tanker market during a substantial part of 2018, there is a risk that Frontline Shipping may not have sufficient funds to pay the agreed charter hires. However the performance under the fixed price agreements with Frontline Management whereby we pay management fees of $9,000 per day for each vessel to cover all operating costs including drydocking costs, is guaranteed by Frontline.
In the nine months ended September 30, 2018, the Company had eight Capesize dry bulk carriers leased to a fully guaranteed subsidiary of Golden Ocean Group Limited (“Golden Ocean”) which accounted for approximately 13% of our consolidated operating revenues (nine months ended September 30, 2017: 14%; year ended December 31, 2017: 14%).
The Company also had 27 container vessels on long-term bareboat charters to MSC, which accounted for approximately 11% of our consolidated operating revenues in the nine months ended September 30, 2018 (nine months ended September 30, 2017: 10%; year ended December 31, 2017: 10%).
Following the acquisition of Hamburg Süd by Maersk Line A/S (“Maersk”) in November 2017, the Company had nine container vessels on long-term time charters to Maersk at September 30, 2018, which accounted for approximately 25% of our consolidated operating revenues in the nine months ended September 30, 2018 (nine months ended September 30, 2017: 11%; year ended December 31, 2017: 14%).
In addition, a significant portion of our net income is generated from our associated companies that lease rigs to subsidiaries of Seadrill. In the nine months ended September 30, 2018, income from our associated companies accounted for approximately 31% of our consolidated net income (nine months ended September 30, 2017: 39%; year ended, December 31, 2017: 39%).
The Company and three of the Company's subsidiaries, who own and lease the drilling rigs West Linus, West Hercules and West Taurus to subsidiaries of Seadrill, agreed to the Restructuring Plan announced by Seadrill in September 2017. As part of the agreement, Ship Finance and its relevant subsidiaries have agreed to reduce the contractual charter hire payable by the relevant Seadrill subsidiaries by approximately 29% for a 5-year period with economic effect from January 1, 2018, with the reduced amounts added back in the period thereafter. The call options on behalf of the Seadrill subsidiaries under the relevant leases were also amended as part of the Restructuring Plan. The leases for West Hercules and West Taurus have been extended for a period of 13 months until December 2024, with amended purchase obligations at the new expiry of the charters. Concurrently, the banks who finance the three rigs have extended the loan period by approximately four years under each of the facilities, with reduced amortization in the extension period compared to the current amortization. The Restructuring Plan was implemented in July 2018, at which time Seadrill emerged from Chapter 11.
As discussed in Note 17: Commitments and Contingent Liabilities, the Company, at September 30, 2018, guaranteed a total of $266 million (December 31, 2017: $235 million) of the bank debt in these companies and had an outstanding receivable balance on loans granted by the Company to these associated companies totaling $298.8 million at September 30, 2018 (December 31, 2017: $317.8 million). The loans granted by the Company are considered not impaired at September 30, 2018, due to the fair value of the jack-up rig owned by SFL Linus and the ultra deepwater drilling rigs owned by SFL Deepwater and SFL Hercules exceeding the book values at September 30, 2018.

13.	SHARE CAPITAL, ADDITIONAL PAID-IN CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital is as follows:

(in thousands of $, except share data)	September 30, 2018	December 31, 2017
200,000,000 common shares of $0.01 par value each (December 31, 2017: 150,000,000 shares of $0.01 par value each)	2,000	1,500
Issued and fully paid share capital is as follows:

(in thousands of $, except share data)	September 30, 2018	December 31, 2017
119,373,064 common shares of $0.01 par value each (December 31, 2017: 110,930,873 shares of $0.01 par value each)	1,194	1,109

The Company’s common shares are listed on the New York Stock Exchange.

At the Annual General Meeting of the Company in September 2018, a resolution was passed to approve an increase of the Company’s authorized share capital from $1,500,000 divided into 150,000,000 common shares of $0.01 par value each to $2,000,000 divided into 200,000,000 common shares of $0.01 par value each by the authorization of an additional 50,000,000 common shares of $0.01 par value each.

In February 2018, the Company redeemed the full outstanding amount under the 3.25% senior unsecured convertible bonds due 2018. The remaining outstanding principal amount of $63.2 million was paid in cash, and the premium settled in common shares with the issue of 651,365 new shares (see Note 11: Long-term Debt).

In April 2018, the Company issued a total of 3,765,842 new shares of par value $0.01 each from up to 7,000,000 issuable under a share lending arrangement in relation with the Company's issuance of 4.875% senior unsecured convertible bonds in April and May 2018. The shares issued have been loaned to affiliates of the underwriters of the bond issue in order to assist investors in the bonds to hedge their position. The bonds are convertible into common shares and mature on May 1, 2023. As required by ASC 470-20 "Debt with conversion and other options", the Company calculated the equity component of the convertible bond, which was valued at $7.9 million at issue date and recorded as "Additional paid-in capital" (see Note 11: Long-term Debt).

In May 2018, the Company issued a total of 4,024,984 new shares as part of the consideration paid for the acquisition of four 2014 built container vessels, each with approximately 14,000 TEU carrying capacity. The vessels are employed under long-term time-charters to an unrelated third party (see Note 6: Vessels and equipment, net).

14.	SHARE OPTION PLAN

In November 2006, the Board of Directors approved the Ship Finance International Limited Share Option Scheme (the "Option Scheme"). The Option Scheme will expire in November 2026, following the renewal in November 2016. The terms and conditions remain unchanged from those originally adopted in November 2006 and permits the Board of Directors, at its discretion, to grant options to employees, officers and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid-in capital. In the nine months ended September 30, 2018, additional paid-in capital was credited with $0.4 million relating to the fair value of options granted in March 2016, September 2017 and April 2018.

No options were exercised under the Option Scheme in the nine months ended September 30, 2018.

In April 2018, the Company awarded a total of 83,000 options to officers and employees, pursuant to the Company's Share Option Scheme. The options have a five year term and a three year vesting period and the first options will be exercisable from April 2019 onwards. The initial strike price was $14.67 per share.

Total unrecognized compensation cost relating to the outstanding options under the Company's Option Scheme was $0.4 million as at September 30, 2018 (December 31, 2017: $0.5 million).

15.	OTHER LONG-TERM LIABILITIES

(in thousands of $)	September 30, 2018	December 31, 2017
Unamortized sellers' credit	3,387	3,958
Obligations under capital leases - long-term portion	317,801	230,576
Other items	3	4
	321,191	234,538

The unamortized seller's credit is in respect of the five offshore support vessels on long-term bareboat charters to the Solstad Charterer.

In October 2015, the Company entered into agreements to charter-in two newbuilding container vessels on a bareboat basis, each for a period of 15 years from delivery by the shipyard, and to charter-out each vessel for the same 15-year period on a bareboat basis to MSC, an unrelated party. The first vessel was delivered in December 2016 and the second vessel was delivered in March 2017. These two vessels are accounted for as direct financing lease assets.

In September 2018, the Company agreed with a financial institution to refinance the outstanding balance of the loan relating to one of the 14,000 TEU container vessels, Thalassa Mana, by entering into a sale and leaseback transaction for a lease term of eight years and nine months, with an option to purchase the vessel after six years. The sale and leaseback transaction was accounted for as a capital lease. (Refer Note 7: Vessels under Capital Lease, Net).

The Company's future minimum lease obligations under the non-cancellable leases of the above three vessels are as follows:

Year ending December 31,	(in thousands of $)
2018 (remaining three months)	10,588
2019	36,133
2020	36,202
2021	36,133
2022	36,133
Thereafter	357,178
Total lease obligations	512,367
Less: imputed interest payable	(178,337)
Present value of obligations under capital lease	334,030
Less: current portion	(16,229)
Obligations under capital lease - long-term portion	317,801

Interest incurred on capital leases in the nine months ended September 30, 2018 was $13.0 million (nine months ended September 30, 2017: $11.5 million; year ended December 31, 2017: $16.0 million).

16.	RELATED PARTY TRANSACTIONS
The Company has transactions with the following related parties, being companies in which our principal shareholder Hemen Holding and companies associated with Hemen have, or had, a significant direct or indirect interest:

–    Frontline
–    Frontline Shipping
–    Seadrill
–    Golden Ocean
–    United Freight Carriers (“UFC” - which is a joint venture approximately 50% owned by Golden Ocean)
–    Deep Sea Supply Plc. (“Deep Sea”) (1)
–    Seatankers Management Co. Ltd. (“Seatankers”)
–    NorAm Drilling
–    Golden Close
–    Sterna Finance
–    ADS

(1) From October 2017, Deep Sea was determined to no longer be a related party.

The Condensed Consolidated Balance Sheets include the following amounts due from and to related parties and associated companies, excluding direct financing lease balances (see Note 9: Investments in Direct Financing and Sales-Type Leases).

(in thousands of $)	September 30, 2018	December 31, 2017
Amounts due from:
Frontline	8,691	5,579
SFL Linus	—	3,559
SFL Deepwater	—	171
SFL Hercules	—	97
Seadrill	368	—
Golden Ocean	244	153
Other related parties	65	66
Total amount due from related parties	9,368	9,625
Loans to related parties - associated companies, long-term
SFL Deepwater	107,906	113,000
SFL Hercules	74,360	80,000
SFL Linus	116,556	121,000
Total loans to related parties - associated companies, long-term	298,822	314,000
Long-term receivables from related parties
Frontline	13,238	—
Total long-term receivables from related parties	13,238	—
Amounts due to:
Frontline Shipping	432	539
Frontline	36	147
Seatankers	72	60
Sterna Finance	1,311	—
Other related parties	—	111
Total amount due to related parties	1,851	857

SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries which are not fully consolidated but are accounted for under the equity method as at September 30, 2018 within the financial statements (see Note 10: Investments In Associated Companies). As described below in “Related party loans”, at September 30, 2018 the long-term loans from Ship Finance to SFL Deepwater, SFL Hercules and SFL Linus, are presented net of their respective current accounts to the extent that it is an amount due to the associates.

Related party leasing and service contracts

As at September 30, 2018, five of the Company’s vessels leased to Frontline Shipping (December 31, 2017: nine) are recorded as direct financing leases. At September 30, 2018, the balance of net investments in direct financing leases with Frontline Shipping was $170.9 million (December 31, 2017: $314.0 million), of which $12.8 million (December 31, 2017: $22.3 million) represents short-term maturities.

During the nine months ended September 30, 2018, the Company sold the VLCC Front Circassia to an unrelated third party. The vessel was delivered to the new owner in February 2018, and a termination fee of $4.4 million at fair value was received from Frontline Shipping in the form of a loan note. The loan note bears interest at a rate of 7.50% and matures in December 2021.

During the nine months ended September 30, 2018, the Company sold the VLCCs Front Page, Front Stratus and Front Serenade to a related third party. The vessels were delivered to the new owner, ADS, in July 2018, August 2018 and September 2018, respectively, and an aggregate termination fee of $10.1 million at fair value was received from Frontline in the form of three loan notes. The loan notes bear interest at a rate of 7.50% and mature between November 2024 and May 2025.

In addition, included under operating leases at September 30, 2018, there were eight Capesize dry bulk carriers leased to a fully guaranteed subsidiary of Golden Ocean (December 31, 2017: eight). At September 30, 2018, the net book value of assets leased under operating leases to Golden Ocean was $221.7 million (December 31, 2017: $233.7 million).

The charter agreements with Frontline Shipping include profit sharing arrangements, whereby the Company earns a 50% profit share on charter revenues earned by the vessels above the set base charter rates, calculated on a time charter equivalent basis and payable quarterly. In the nine months ended September 30, 2018, the Company recorded no profit share revenues (nine months ended September 30, 2017: $5.6 million; year ended December 31, 2017: $5.6 million).

At September 30, 2018, the Company held 11 million ordinary shares in Frontline, representing approximately 6.48% of the issued share capital of Frontline (December 31, 2017: 11 million ordinary shares representing approximately 6.48%).

In the nine months ended September 30, 2018, the Company had eight dry bulk carriers operating on time charters to a subsidiary of Golden Ocean, which include profit sharing arrangements whereby the Company earns a 33% profit share on charter revenues earned by the vessels above certain threshold levels, calculated on a time charter equivalent basis and payable on a quarterly basis. In the nine months ended September 30, 2018, the Company earned $0.2 million profit share revenue under this arrangement (nine months ended September 30, 2017: $nil; year ended December 31, 2017: $0.2 million).

A summary of leasing revenues and repayments from Frontline Shipping, Golden Ocean and Deep Sea* is as follows:

	Nine months ended		Year ended
(in thousands of $)	September 30, 2018	September 30, 2017	December 31, 2017
Operating lease income	39,864	44,374	57,568
Direct financing lease interest income	8,277	12,974	16,362
Finance lease service revenue	18,828	27,557	35,010
Direct financing lease repayments	14,295	19,962	25,091
Profit share and cash sweep income	244	5,591	5,753
*From October 2017, Deep Sea was determined to no longer be a related party.
In addition to leasing revenues and repayments, the Company incurred the following fees with related parties:

	Nine months ended		Year ended
(in thousands of $)	September 30, 2018	September 30, 2017	December 31, 2017
Frontline:
Vessel Management Fees	20,254	28,624	36,536
Newbuilding Supervision Fees	—	979	979
Commissions and Brokerage	176	185	269
Administration Services Fees	243	233	335
Golden Ocean:
Vessel Management Fees	15,288	15,288	20,440
Operating Management Fees	568	554	738
Seatankers:
Administration Services Fees	217	66	82
Office Facilities:
Seatankers Management Norway AS	82	79	105
Frontline Management AS	108	91	136
Frontline Corporate Services Ltd	81	129	173
Related party loans – associated companies
Ship Finance has entered into agreements with SFL Deepwater, SFL Hercules and SFL Linus, granting them loans of $145 million, $145 million, and $125 million, respectively, at fixed interest rates. These loans are repayable in full by October 1, 2023, October 1, 2023, and June 30, 2029, respectively, or earlier if the companies sell their drilling units. The net outstanding loan balances as at September 30, 2018, were $107.9 million, $74.4 million, and $116.6 million for SFL Deepwater, SFL Hercules and SFL Linus, respectively.
In the nine months ended September 30, 2018, the Company received interest income on these loans of $3.8 million from SFL Deepwater (nine months ended September 30, 2017: $4.2 million; year ended December 31, 2017: $5.4 million), $2.7 million from SFL Hercules (nine months ended September 30, 2017: $3.4 million; year ended December 31, 2017: $4.3 million) and $4.1 million from SFL Linus (nine months ended September 30, 2017: $4.1 million; year ended December 31, 2017: $5.5 million).
Long-term receivables from related parties
The Company received a loan note from Frontline Shipping as compensation for the early termination of the charter of Front Circassia in February 2018. The initial face value of the note was $8.9 million, however, Ship Finance recorded the loan note at an initial fair market value of $4.4 million. The loan note bears interest at a rate of 7.50% and matures in December 2021. In the nine months ended September 30, 2018, the Company has received $nil in interest income on the loan note.

The Company received loan notes from Frontline as compensation for the early termination of the charter of Front Page, Front Stratus and Front Serenade in July, August and September 2018, respectively. The face value of the notes is $3.4 million each, and bears interest at a rate of 7.50%. The loan notes mature in between November 2024 and May 2025. In the nine months ended September 30, 2018, the Company has accrued $0.1 million in interest income on the loan notes.

$320 million unsecured intermediary loan facility

In May 2018, four wholly-owned subsidiaries of the Company entered into a $320.0 million unsecured loan facility provided by an affiliate of Hemen, Sterna Finance. The unsecured intermediary loan facility was entered into to partly fund the acquisition of four 14,000 TEU container vessels acquired in May 2018. The Company has provided a corporate guarantee for this loan facility, which has a fixed interest rate, is non-amortizing and has a term of 13 months from the drawdown date of the loan. Interest expense incurred on the loan in the nine months ended September 30, 2018 was $5.5 million. In September 2018, the Company prepaid $80 million relating to one of the vessels, Thalassa Mana, which was refinanced under a leasing agreement.
Other related party transactions
In August 2018, the Company acquired 4,031,800 shares in ADS, a newly formed company trading on the Oslo Merkur Market. The shares were purchased for $10.0 million, and have a fair value of $10.5 million at September 30, 2018 (see Note 5: Investments in Debt and Equity Securities). These shares, on which no dividend income was received in the nine months ended September 30, 2018, represent approximately 17% of the outstanding shares in the company.

In the nine months ended September 30, 2018, the Company received no dividends on its holding of shares in Frontline (nine months ended September 30, 2017: $3.3 million; year ended December 31, 2017: $3.3 million).

In the nine months ended September 30, 2018, the Company recorded $0.3 million interest income and no other income on its holding of investments in secured notes issued by NorAm Drilling (nine months ended September 30, 2017: $0.3 million and $0.1 million other income; year ended December 31, 2017: $0.5 million interest income and $0.1 million other income).

In the nine months ended September 30, 2018, the Company recorded no interest income on its holding of investments in secured notes issued by Golden Close (nine months ended September 30, 2017: $0.6 million; year ended December 31, 2017: $0.6 million).

17.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

(in millions of $)	September 30, 2018	December 31, 2017
Book value of consolidated assets pledged under ship mortgages	1,756	1,908

Of the above, $1,468.9 million relates to assets recorded as vessels and equipment (December 31, 2017: $1,576.3 million) and $287.2 million relates to assets accounted for as investments in direct financing leases (December 31, 2017: $331.3 million).

The Company and its equity-accounted subsidiaries have funded their acquisition of vessels, jack-up rigs and ultra-deepwater drilling units through a combination of equity, short-term debt and long-term debt. Providers of long-term loan facilities usually require that the loans be secured by mortgages against the assets being acquired. As at September 30, 2018, the Company ($2.0 billion) and its 100% equity-accounted subsidiaries ($712.5 million) had a combined outstanding principal indebtedness of $2.7 billion (December 31, 2017: $2.3 billion) under various credit facilities.

Other Contractual Commitments and Contingencies
The Company has arranged insurance for the legal liability risks for its shipping activities with Gard P.& I. (Bermuda) Ltd, Assuranceforeningen Skuld (Gjensidig), The Steamship Mutual Underwriting Association Limited, The Korea Shipowner’s Mutual Protection & Indemnity Association, The West of England Ship Owners Mutual Insurance Association (Luxembourg), North of England P&I Association Limited, The Standard Club Europe Ltd and The United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited, all of which are mutual protection and indemnity associations. The Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which may result in additional calls on the members.
SFL Deepwater, SFL Hercules and SFL Linus are wholly-owned subsidiaries of the Company accounted for using the equity method. Accordingly, their assets and liabilities are not consolidated in the Company's Consolidated Balance Sheets, but are presented on a net basis under “Investment in associated companies”. As of September 30, 2018, their combined borrowings amounted to $712.5 million (December 31, 2017: $785.8 million) and the Company guaranteed $266 million (December 31, 2017: $235 million) of this debt which is secured by first priority mortgages over the relevant rigs.
In addition, the Company has assigned all claims it may have under its secured loans to SFL Deepwater, SFL Hercules and SFL Linus, in favor of the lenders under the respective credit facilities. These loans had a net outstanding balance of $298.8 million at September 30, 2018 (December 31, 2017: $317.8 million) and are secured by second priority mortgages over each of the rigs, which have been assigned to the lenders under the respective credit facilities. The lenders under the respective credit facilities have also been granted a first priority pledge over all shares of the relevant asset owning subsidiaries.
As at September 30, 2018, the Company had commitments to acquire a 10,600 TEU container vessel, Cap San Juan for $105.0 million. The vessel was subsequently delivered on October 3, 2018. (Refer Note 19: Subsequent Events).
As at September 30, 2018, the Company had no commitments under contracts to acquire newbuilding vessels (December 31, 2017: $nil).
As at September 30, 2018, the Company had committed $2.9 million towards the installation of exhaust gas cleaning systems ("EGCS”) on four of its oil tankers. There were no other material contractual commitments at September 30, 2018.
The Company is routinely party both as plaintiff and defendant to lawsuits in various jurisdictions under charter hire obligations arising from the operation of its vessels in the ordinary course of business. The Company believes that the resolution of such claims will not have a material adverse effect on its results of operations or financial position. The Company has not recognized any contingent gains or losses arising from the pending results of any such law suits.

18.	CONSOLIDATED VARIABLE INTEREST ENTITIES

As at September 30, 2018, the Company’s consolidated financial statements included 37 variable interest entities, all of which are wholly-owned subsidiaries. These subsidiaries own vessels with existing charters during which related and third parties have fixed price options to purchase the respective vessels, at dates varying from March 2019 to September 2025. It has been determined that the Company is the primary beneficiary of these entities, as none of the purchase options are deemed to be at bargain prices and none of the charters include sales options.
At September 30, 2018, 16 of the consolidated variable interest entities have a vessel which is accounted for as a direct financing lease asset. At September 30, 2018, the vessels had a carrying value of $102.5 million and unearned lease income of $29.5 million. The vessels had a $48.5 million outstanding loan balance as at September 30, 2018.
The other 21 fully consolidated variable interest entities each own vessels which are accounted for as operating lease assets and had a total net book value of $569.4 million at September 30, 2018. The outstanding loan balances in these entities was a total of $319.7 million, of which the short-term portion was $78.9 million as at September 30, 2018.

19.	SUBSEQUENT EVENTS

In October 2018, the Company took delivery of Cap San Juan, the final of the three 10,600 TEU container vessels agreed for purchase in August 2018. Upon delivery, the vessel commenced a six year time charter back to Maersk, with options for the charterer to extend the period up to 10 years. Maersk has an option to purchase the vessel at the end of the initial fixed charter period.
In October 2018, the Company sold and delivered the 2001-built VLCC, Front Ariake to an unrelated third party. Net proceeds from the sale were approximately $20.7 million, including $3.4 million charter termination compensation received from Frontline in the form of an interest-bearing loan note.
In October and November 2018, the Company entered into three lease financing agreements totaling $300 million with an Asian based financial institution to finance the remaining three of the four 14,000 TEU container vessels acquired in May 2018. Each lease financing has a term of nearly nine years, with an option to purchase the vessel back after six years. A portion of the proceeds from the leases were used to repay the $320 million unsecured loan facility arranged at the vessels’ delivery in May. The Company had previously refinanced the first vessel, Thalassa Mana in a similar sale and leaseback transaction in September 2018.
In November 2018, the Company agreed to sell the 2002-built VLCC, Front Falcon to an unrelated third party. Net proceeds from the sale is expected to be approximately $30.7 million. Delivery of the vessel to its new owners is expected in December 2018.
On November 20, 2018, the Board of Directors of the Company declared a dividend of $0.35 per share, which will be paid in cash on or around December 28, 2018.

SHIP FINANCE INTERNATIONAL LIMITED
As used herein, “we,” “us,” “our” and “the Company” all refer to Ship Finance International Limited and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the nine months ended September 30, 2018

General

We are Ship Finance International Limited, a Bermuda-based company incorporated in Bermuda on October 10, 2003, as a Bermuda exempted company under the Bermuda Companies Law of 1981 (Company No. EC-34296). We are engaged primarily in the ownership and operation of vessels and offshore related assets, and also involved in the charter, purchase and sale of assets.  Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number is +1 (441) 295-9500.

We operate through subsidiaries located in Bermuda, Cyprus, Malta, Liberia, Norway, the United Kingdom and the Marshall Islands.
We are an international ship owning and chartering company with a large and diverse asset base across the maritime and offshore industries. As at December 6, 2018, our assets consist of six crude oil tankers, 22 dry bulk carriers, 43 container vessels (including six chartered-in containerships), two car carriers, two jack-up drilling rigs, two ultra-deepwater drilling units, five offshore support vessels, two chemical tankers and two oil product tankers.

As at December 6, 2018, our customers included Frontline Shipping Limited (“Frontline Shipping”), Seadrill Limited (“Seadrill”), Golden Ocean Group Limited (“Golden Ocean”), Deep Sea Supply Shipowning II AS (the “Solstad Charterer”), Sinochem Shipping Co. Ltd (“Sinochem”), Heung-A Shipping Co. Ltd (“Heung-A”), Hyundai Glovis Co. Ltd. (“Hyundai Glovis”), Sinotrans Shipping Limited (“Sinotrans”), Maersk Line A/S (“Maersk”), MSC Mediterranean Shipping Company S.A. (“MSC”), Phillips 66 Company (“Phillips 66”), Mitsui OSK Lines Ltd (“MOL”), and Evergreen Marine Corporation (Taiwan) Ltd. (“Evergreen”).

Our primary objective is to continue to grow our business through accretive acquisitions across a diverse range of marine and offshore asset classes. In doing so, our strategy is to generate stable and increasing cash flows by chartering our assets primarily under medium to long-term bareboat or time charters.

Recent and Other Developments

On July 2, 2018, Seadrill announced that it had emerged from Chapter 11 after successfully completing its reorganization pursuant to its Chapter 11 plan of reorganization (the “Restructuring Plan”). Under the Restructuring Plan, the Company agreed to restructure the lease payments to its 100% equity-accounted subsidiaries with economic effect from January 1, 2018. (See Concentrations of risk section of Note 12: Financial Instruments).
In July 2018, the Company agreed to sell its fully owned subsidiary, Rig Finance Limited to an unrelated third party. Rig Finance Limited owns the jack up drilling rig Soehanah, which is currently employed under a bareboat charter until June 2019. The sale is expected to close in December 2018.
In July 2018, the Company agreed to sell three 2002-built VLCCs, Front Page, Front Stratus and Front Serenade to ADS Crude Carriers Ltd. (“ADS”), a newly established company in which Ship Finance has acquired a 17% interest. Net proceeds from the sale were approximately $77.6 million, including $10.1 million charter termination compensation received from Frontline Ltd. (“Frontline”) in the form of interest-bearing loan notes. The vessels were delivered to ADS in July, August and September, respectively.
In July 2018, the Company and other financial creditors entered into a restructuring agreement with a subsidiary of Solstad Offshore ASA (“Solstad”), whereby 50% of the agreed charter hire for the two vessels Sea Cheetah and Sea Jaguar will be received from the effective date at the end of August 2018 until the end of 2019. All other payments under the respective charters, including the remaining 50% on Sea Cheetah and Sea Jaguar, will be deferred until the end of 2019.
In August 2018, the Company agreed to acquire three 10,600 TEU container vessels in combination with long term charters to Maersk. Two of the vessels were delivered in September and the third vessel was delivered in October. In connection with the acquisition, the Company entered into a $200 million intermediary secured credit facility to part finance the acquisition. The facility bears interest at LIBOR plus a margin, is non-amortizing and has a term of 13 months.
In August 2018, the Company issued NOK600 million five-year senior unsecured bonds. The bonds bear interest at NIBOR plus a margin. The proceeds from the bond issue were used to refinance a portion of the existing NOK900 million senior unsecured bonds due 2019 and for general corporate purposes.
In October 2018, the Company took delivery of Cap San Juan, the final of the three 10,600 TEU container vessels agreed for purchase in August 2018. Upon delivery, the vessel commenced a six year time charter back to Maersk, with options for the charterer to extend the period up to 10 years. Maersk has an option to purchase the vessel at the end of the initial fixed charter period.
In October 2018, the Company sold and delivered the 2001-built VLCC, Front Ariake to an unrelated third party. Net proceeds from the sale were approximately $20.7 million, including $3.4 million charter termination compensation received from Frontline in the form of an interest-bearing loan note.
In September, October and November 2018, the Company entered into four lease financing agreements totaling $400 million with an Asian based financial institution to finance the four 14,000 TEU container vessels acquired in May 2018. Each lease financing has a term of nearly nine years, with an option to purchase the vessel back after six years. A portion of the proceeds from the leases were used to repay the $320 million unsecured loan facility arranged at the vessels’ delivery in May.
In November 2018, the Company agreed to sell the 2002-built VLCC, Front Falcon to an unrelated third party. Net proceeds from the sale is expected to be approximately $30.7 million. Delivery of the vessel to its new owners is expected in December 2018.
On November 20, 2018, the Board of Directors of the Company declared a dividend of $0.35 per share, which will be paid in cash on or around December 28, 2018.

Operating Results

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2018	September 30, 2017
Total operating revenues	300,141	284,776
Gain/(loss) on sale of assets and termination of charters, net	(797)	1,124
Total operating expenses	(203,707)	(169,915)
Net operating income	95,637	115,985
Interest income	12,231	14,803
Interest expense	(78,962)	(68,421)
Other non-operating items, net	30,342	(1,325)
Equity in earnings of associated companies	10,904	20,082
Net income	70,152	81,124
Net operating income for the nine months ended September 30, 2018, was $95.6 million, compared with $116.0 million for the nine months ended September 30, 2017. The decrease was principally due to a vessel impairment charge recorded against three VLCCs in the nine months ended September 30, 2018. The overall net income for the period decreased by $11.0 million compared with the same period in 2017 mainly due to the decrease in net operating income and lower earnings from equity accounted associated companies. Higher interest expense, lower interest income and no dividend income from investments all contributed to the decrease to the overall net income in the nine months ended September 30, 2018. The effect of these lower gains and higher expenses were partly offset by the higher time charter revenues and higher net gains included in other non-operating items.
Two ultra-deepwater drilling units and one harsh environment jack-up drilling rig were accounted for under the equity method during the nine months ended September 30, 2018 and the nine months ended September 30, 2017. The net income of the wholly-owned subsidiaries owning these assets are included under “equity in earnings of associated companies”, where they are reported net of operating and non-operating expenses.
Total operating revenues

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2018	September 30, 2017
Direct financing and sales-type lease interest income	30,192	28,724
Finance lease service revenues	18,828	27,557
Profit sharing revenues	244	5,652
Time charter revenues	205,188	177,182
Bareboat charter revenues	27,451	30,014
Voyage charter revenues	16,865	14,352
Other operating income	1,373	1,295
Total operating revenues	300,141	284,776

Total operating revenues increased by 5% in the nine months ended September 30, 2018, compared with the same period in the previous year.

Direct financing and sales-type lease interest income arises on our crude oil tankers on charter to Frontline Shipping, one offshore support vessel on charter to the Solstad Charterer and 18 container vessels on long term charters to MSC. In general, direct financing and sales-type lease interest income reduces over the terms of our leases; progressively, a lesser proportion of the lease rental payment is allocated to interest income and a greater proportion is treated as repayment of investment in the lease. The 5% increase in direct finance lease interest income in the nine months ended September 30, 2018 compared with the same period in 2017 was mainly a result of the acquisition of 15 container vessels on charter to MSC in April 2018. The increase was also due to the addition of three container vessels on charter to MSC between December 2016 and April 2017, two container vessels accounted for as direct financing leases and one container vessel accounted for as a sales-type lease. This increase in direct finance lease interest income was partially offset by the sale of six VLCCs and two Suezmaxes between March 2017 and September 2018 from the fleet of crude oil tankers on charter to Frontline Shipping.

The vessels chartered on direct financing leases to Frontline Shipping are leased on time charter terms, whereby we are responsible for the management and operation of such vessels. This has been effected by entering into fixed price agreements with Frontline Management (Bermuda) Ltd. (“Frontline Management”), a subsidiary of Frontline, whereby we pay them management fees of $9,000 per day for each vessel chartered to Frontline Shipping. Accordingly, $9,000 per day is allocated from each time charter payment received from Frontline Shipping to cover lease executory costs, and this is classified as "finance lease service revenue". If any vessel chartered on direct financing leases to Frontline Shipping is sub-chartered on a bareboat basis, then the charter payments for that vessel are reduced by $9,000 per day for the duration of the bareboat sub-charter. The 32% decrease in finance lease service revenues in the nine months ended September 30, 2018 compared to the prior nine months ended September 30, 2017 is mainly due to the sale of eight tankers between March 2017 to September 2018, described above, from the fleet of crude oil tankers on charter to Frontline Shipping.

We recorded no profit share revenue in the nine months ended September 30, 2018 from the profit sharing arrangement with Frontline Shipping whereby the Company is entitled to a 50% profit share above the base charter rates, calculated and paid on a quarterly basis. This is compared to profit share revenue of $5.6 million received from Frontline Shipping for the nine months ended September 30, 2017.

In addition, we had a profit sharing agreement on one of our two Suezmax tankers trading in a pool together with two tankers owned by Frontline, which earned us no profit share revenue in the nine months ended September 30, 2018 (nine months ended September 30, 2017: $0.1 million). This profit sharing agreement also ended during the nine months ended September 30, 2018.

We also have a profit share arrangement related to the eight Capesize dry bulk vessels on charter to a fully guaranteed subsidiary of Golden Ocean, whereby the Company is entitled to a 33% profit share above certain threshold levels, calculated and paid on a quarterly basis. $0.2 million profit share revenue was earned by these vessels in the nine months ended September 30, 2018 ($nil in the nine months ended September 30, 2017).

We also have a profit share arrangement relating to the five offshore supply vessels on charter to the Solstad Charterer following the amendments agreed in July 2016, whereby the Company is entitled to a 50% profit share above the base charter rates, calculated and paid on a quarterly basis on a vessel by vessel basis. No profit share revenue was earned by the vessels in the nine months ended September 30, 2018 or in the nine months ended September 30, 2017.
During the nine months ended September 30, 2018, time charter revenues were earned by 14 container vessels, two car carriers, 22 dry bulk carriers, one Suezmax tanker and two oil product tankers. The 16% increase in time charter revenues for the nine months ended September 30, 2018, compared to the nine months ended September 30, 2017, was mainly due to the addition of two 10,600 TEU container vessels in September 2018, four 14,000 TEU container vessels in May 2018, as well as the addition of two oil product tankers delivered from the shipyard in August 2017. These increases to time charter revenues were partly offset by the Suezmax, Everbright earning time charter revenue for the full nine months ended September 30, 2017 but only partially in the same period in 2018 due to the return of the vessel to voyage chartering following the expiry of a two-year time charter contract in February 2018.
Bareboat charter revenues are earned by our vessels and rigs which are leased under operating leases on a bareboat basis. In the nine month periods ended September 30, 2017, and September 30, 2018, these consisted of four offshore support vessels, two chemical tankers, one jack-up drilling rig, two 1,700 TEU container vessels, two 5,800 TEU container vessels and seven 4,100 TEU container vessels. The 9% decrease in bareboat charter revenues was mainly due to lower revenues recorded for the four offshore support vessels. These vessels recorded bareboat revenues of $2.0 million in the nine months ended September 30, 2018 compared to $5.7 million in the same period in 2017. During the nine months ended September 30, 2018, Solstad engaged in discussions for a potential restructuring of the capital structure of the subsidiary guaranteeing the performance under the charters for the five offshore support vessels employed under long-term charters to the Solstad Charterer, which includes the four leased under operating leases. The remaining one is accounted for as a direct financing lease asset. The Company and other financial stakeholders agreed to a standstill agreement while the discussions were ongoing. On July, 20, 2018, the Company and other financial creditors entered into a restructuring agreement with a subsidiary of Solstad whereby 50% of the agreed charter hire for the two vessels Sea Cheetah and Sea Jaguar will be received from the effective date at the end of August 2018 until the end of 2019. All other payments under the respective charters, including the remaining 50% on Sea Cheetah and Sea Jaguar, will be deferred until the end of 2019.
The decrease in bareboat charter revenue was partially offset by the jack-up drilling rig Soehanah, which earned $2.7 million in bareboat revenue in the nine months ended September 30, 2018 compared to $1.0 million in the same period in 2017. The rig was redelivered to us in April 2017, following a full 10-year special survey paid for by the previous charterer. In June 2017, the rig commenced a drilling contract with a national oil company in Asia and is currently employed under a bareboat charter until June 2019. In July 2018, the Company agreed to sell its fully owned subsidiary, Rig Finance Limited which owns Soehanah. The sale is expected to close in December 2018. As at September 30, 2018 the rig was reclassified from "Vessels and equipment, net" category and presented on the balance sheet as "Asset held for sale". See also Note 8: Assets held for sale.
The 18% increase in voyage charter revenues for the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017 was mainly attributable to the trading patterns of the two Suezmax tankers trading in a pool together with two tankers owned by Frontline. During the nine months ended September 30, 2018, there was an increase in voyage charter revenue from Everbright, which returned to voyage chartering during the nine months ended September 30, 2018 as described above. The Everbright increase was partly offset by a slight decrease in voyage charter income from Glorycrown. The 2018 increase in voyage charter revenues compared to the nine months ended September 30, 2017 was also partially offset by a decrease resulting from the trading patterns of certain Handysize dry bulk carriers which sometimes charter on a voyage-by-voyage basis. These Handysize dry bulk carriers earned more time charter revenues than voyages charter revenues in the nine months ended September 30, 2018, compared to the same period in 2017.

Cash flows arising from direct financing and sales-type leases
The following table sets forth our cash flows from the direct financing and sales-type leases with Frontline Shipping, the Solstad Charterer and MSC and shows how they were accounted for:

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2018	September 30, 2017
Charter hire payments accounted for as:
Direct financing and sales-type lease interest income	30,192	28,724
Finance lease service revenues	18,828	27,557
Direct financing and sales-type lease repayments	25,937	24,296
Total direct financing and sales-type lease payments received	74,957	80,577

Gain on sale of assets and termination of charters
In the nine months ended September 30, 2018, a net loss of $0.8 million was recorded, arising from the disposal of four crude oil tankers between February and September 2018 in addition to one container vessel, SFL Avon, sold in April 2018 (see Note 2: Gain on sale of assets and termination of charters).
In the nine months ended September 30, 2017, a net gain of $1.1 million was recorded, arising from the disposals of four crude oil tankers, the commencement of a sales-type lease for the 1,700 TEU container vessel MSC Alice and the early termination of the previous charter for the jack-up drilling rig Soehanah.
Operating expenses

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2018	September 30, 2017
Vessel operating expenses	94,641	98,706
Depreciation	73,358	65,501
Administrative expenses	7,118	5,708
Vessel impairment charge	28,590	—
Total operating expenses	203,707	169,915

Vessel operating expenses consist of payments to Frontline Management of $9,000 per day for each vessel chartered to Frontline Shipping and also payments to Golden Ocean Group Management (Bermuda) Ltd. (“Golden Ocean Management”) of $7,000 per day for each vessel chartered to a subsidiary of Golden Ocean, in accordance with the vessel management agreements. Vessel operating expenses also consist of the day to day running costs as well as occasional voyage expenses for the container vessels, dry bulk carriers, car carriers and oil product tankers operated on a time charter basis and managed by related and unrelated parties, and also voyage expenses from our two Suezmax tankers trading in a pool together with two tankers owned by Frontline and certain Handysize dry bulk carriers operating in the spot market during the nine months ended September 30, 2018.
Vessel operating expenses decreased by $4.1 million for the nine months ended September 30, 2018, compared with the same period in 2017. The decrease is mainly due to the sale of eight crude oil tankers between March 2017 and February 2018, described above, from the fleet of crude oil tankers on charter to Frontline Shipping as well as the sale of SFL Avon in May 2018. The decreases from the disposed vessels were partly offset by the increase from the addition of two 10,600 TEU container vessels in September 2018, four 14,000 TEU container vessels acquired in May 2018, as well as two oil product tankers delivered from the shipyard in August 2017. The decrease in vessel operating expenses in the nine months ended September 30, 2018 was also partially offset by increased voyage expenses from the two Suezmax tankers trading in a pool together with two tankers owned by Frontline.

Depreciation expenses relate to the vessels on charters accounted for as operating leases and on voyage charters. The increase in depreciation by $7.9 million for the nine months ended September 30, 2018, compared to the same period in 2017, was mainly due to the addition of the two product tankers, SFL Trinity and SFL Sabine delivered to the Company in August 2017, the acquisition of four 14,000 TEU container vessels in May 2018 and the addition of two 10,600 TEU container vessels in September 2018. The increase was partially offset by a decrease in depreciation for the jack-up drilling rig Soehanah, following the termination of its previous bareboat charter agreement. The basis of the previous higher depreciation was an amortization to an option price within the terminated agreement.

During 2018, a review of the carrying value of long-lived assets indicated that the carrying values of four of our VLCCs were other than temporarily impaired, thus an impairment charge of $28.6 million was recorded against their carrying values in the nine months ended September 30, 2018. In the same period in 2017, no impairment charges were recorded against any vessels.
The 25% increase in administrative expenses for the nine months ended September 30, 2018, compared to the same period in 2017, is mainly due to increased salary costs due to increased headcount. Increases in professional fees, registration and travel activities also contributed to the higher administrative expenses in the nine months ended September 30, 2018.
Interest income
Total interest income decreased by $2.6 million for the nine months ended September 30, 2018, compared to the same period in 2017, mainly due to lower interest income from long term loans to associated companies as well as interest received on debt securities. This decrease was partly offset by increased interest income from short term deposits.
Interest expense

	Nine months ended	Nine months ended
(in thousands of $)	September 30, 2018	September 30, 2017
Interest on US$ floating rate loans	32,356	24,047
Interest on NOK600 million senior unsecured floating rate bonds due 2017	—	2,082
Interest on NOK900 million senior unsecured floating rate bonds due 2019	3,561	3,545
Interest on NOK500 million senior unsecured floating rate bonds due 2020	2,663	1,000
Interest on NOK600 million senior unsecured floating rate bonds due 2023	204	—
Interest on 3.25% senior unsecured convertible bonds due 2018	171	4,490
Interest on 5.75% senior unsecured convertible bonds due 2021	9,703	9,631
Interest on 4.875% senior unsecured convertible bonds due 2023	3,466	—
Interest on $320 million unsecured intermediary loan facility	5,489	—
Swap interest	2,088	4,940
Interest on capital lease obligations	12,957	11,546
Other interest	—	27
Amortization of deferred charges	6,304	7,113
Total interest expense	78,962	68,421
At September 30, 2018, the Company, including its consolidated subsidiaries, had total debt principal outstanding of $2.0 billion (September 30, 2017: $1.7 billion), comprising $82.5 million (NOK672 million) outstanding principal amount of NOK floating rate bonds due 2019 (September 30, 2017: $95.2 million, NOK 758 million), $61.4 million (NOK500 million) outstanding principal amount of NOK floating rate bonds due 2020 (September 30, 2017: $62.8 million, NOK500 million), $73.7 million (NOK600 million) outstanding principal amount of NOK floating rate bonds due 2023 (September 30, 2017: $nil, NOKnil), $225.0 million outstanding principal amount of 5.75% convertible bonds due 2021 (September 30, 2017: $225.0 million), $164.0 million outstanding principal amount of 4.875% convertible bonds due 2023 (September 30, 2017: $nil), $240.0 million in unsecured intermediary loan facility from related parties (September 30, 2017: $nil), and $1.1 billion under floating rate secured long term credit facilities (September 30, 2017: $1.2 billion).
NOK floating rate bonds due 2017 were fully repaid as at September 30, 2017.
The outstanding principal debt of $63.2 million (September 30, 2017: $184.2 million) for the 3.25% convertible bonds due 2018 was also fully redeemed at the maturity in February 2018.

The average three-month LIBOR was 2.24% in the nine months ended September 30, 2018 compared to an average of 1.20% in the nine months ended September 30, 2017. The increase in interest expense associated with our floating rate debt for the nine months ended September 30, 2018, compared to the same period in 2017, is mainly due to the increased LIBOR rate in the period.
The decrease in interest expense on the NOK600 million floating rate bonds due 2017 is due to their redemption in July 2017. The decrease in interest expense on the 3.25% convertible bonds is due to their redemption in February 2018. The increase in interest expense on the NOK500 million floating rate bonds due 2020 and NOK600 million floating rate bonds due 2023 is due to their issuance in June 2017 and September 2018, respectively. The increase in interest expense on the 4.875% convertible bonds is due to their issuance in April 2018. The increase in interest expense on the unsecured intermediary loan facility from related parties is due to its utilization from May 2018.
At September 30, 2018, the Company and its consolidated subsidiaries were party to interest rate swap contracts, which effectively fix our interest rates on $1.0 billion of floating rate debt at a weighted average rate excluding margin of 2.79% per annum (September 30, 2017: $1.2 billion of floating rate debt fixed at a weighted average rate excluding margin of 3.00% per annum).
The above capital lease interest expense represents the interest portion of our capital lease obligations from chartering-in vessels from their third party owners. In October 2015, we entered into agreements to charter in two 19,200 TEU container vessels on a bareboat basis, each for a period of 15 years from delivery by the shipyard, and to charter out each vessel for the same 15 year period. The first of these vessels was delivered in December 2016 and the second one was delivered in March 2017. These vessels are accounted for as direct financing lease assets. In addition, in September 2018, the Company agreed with a financial institution to refinance the outstanding balance of the loan relating to one of the four 14,000 TEU container vessels, Thalassa Mana, by entering into a sale and leaseback transaction for a lease term of eight years and nine months, with an option to purchase the vessel after six years. The sale and leaseback transaction was accounted for as a capital lease.

Other non-operating items
In the nine months ended September 30, 2018, other non-operating items amounted to a net gain of $30.3 million, compared to a loss of $1.3 million for the nine months ended September 30, 2017. The net gain of $30.3 million for the nine months ended September 30, 2018 mainly results from a gain of $14.8 million from positive mark-to-market adjustments to derivatives as well as a gain of $15.7 million from the mark-to-market of equity investments (see Note 4: Other financial items, net).

The net loss of $1.3 million for the nine months ended September 30, 2017 mainly consists of $4.3 million swap interest expense on non designated derivatives and a loss on purchase of bonds of $0.8 million. The net loss was partly offset by $3.3 million dividend income received on the Frontline shares and $4.7 million from positive mark-to-market adjustments to derivatives.
As reported above, certain assets were accounted for under the equity method in 2018 and 2017. Their non-operating expenses, including net interest expenses, are not included above, but are reflected in “equity in earnings of associated companies” - see below.

Equity in earnings of associated companies
In the nine month periods ended September 30, 2017, and September 30, 2018, the Company had three wholly-owned subsidiaries which were accounted for under the equity method, as discussed in the Consolidated Financial Statements included herein (Note 10: Investments in associated companies). The total equity in earnings of associated companies in the nine months ended September 30, 2018 was $9.2 million lower than in the comparative period in 2017 mainly due to the reduction in finance lease interest income recorded by the ultra-deepwater drilling units West Taurus and West Hercules and the harsh environment jack-up drilling rig West Linus. This is due to the amendments undertaken to the charter contracts for these rigs in connection with the Seadrill Restructuring Plan. Under the terms of the Restructuring Plan, the Company agreed to reduce the contractual charter hire for each of the three drilling units on charter to the Seadrill Charterers by approximately 29% for a period of five years with economic effect from January 2018, with the reduced amounts added back in the period thereafter. The term of the charters for West Hercules and West Taurus was also extended by 13 months until December 2024. In addition, the purchase obligations in the case of West Hercules and West Taurus and the put option in the case of West Linus at expiry of the charters were amended.

Seasonality

Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct effect on our business. Our tankers on charter to Frontline Shipping, our dry bulk carriers on charter to a subsidiary of Golden Ocean and our offshore support vessels on charter to the Solstad Charterer are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels we will also be affected. We also have seven Handysize drybulk carriers, two car carriers and two Suezmax tankers in the spot or short term time charter market, and the effects of seasonality may affect the earnings of these vessels.

Liquidity and Capital Resources
At September 30, 2018, we had total cash and cash equivalents of $144.0 million and investments in equity securities and corporate bonds of $127.1 million.
In the nine months ended September 30, 2018, we generated cash of $145.8 million net from operations, used $588.0 million net in investing activities and generated $433.1 million net from financing activities.

Cash flows provided by operating activities for the nine months ended September 30, 2018 increased to $145.8 million, from $133.1 million for the same period in 2017, mainly due to a net increase in the fleet and the timing of charter hire and receivables.
Investing activities utilised cash of $588.0 million in the nine months ended September 30, 2018, compared with $32.7 million generated in the same period in 2017. The higher cash utilised in investing activities for the nine months ended September 30, 2018 is mainly due to the outflow of cash of $721.0 million used to fund the purchase of vessels and capital improvements, compared to $nil spent in the same period in 2017 and amounts received from associated companies also decreased by $12.0 million compared to the same period in 2017. The higher cash utilisation was partly offset by reductions of $81.7 million and $6.2 million in outflows towards investments in newbuildings and vessel deposits and other long term investments. The net decrease in cash generated from investing activities was also partly offset by an increase in cash proceeds from sale of vessels and termination of charters which increased from $74.8 million for the nine months ended September 30, 2017 to $97.7 million for the nine months ended September 30, 2018.
Net cash generated from financing activities for the nine months ended September 30, 2018 was $433.1 million, compared to $17.6 million net cash generated in the same period in 2017. The $415.4 million difference in net cash generated from financing activities in the two periods was primarily due to the $457.2 million increase in cash proceeds from debt issuances and draw-downs in addition to a $100.0 million increase in cash proceeds from capital leases. During the nine months ended September 30, 2018, the Company raised capital from the issuance of the 4.875% convertible bond due 2023, the issuance of the NOK600 million senior unsecured floating rate bonds due 2023 and also generated cash from revolving facilities and new loans obtained to finance its recent vessel acquisitions. There was also a decrease in dividend payments by $5.3 million in the nine months ended September 30, 2018 from the nine months ended September 30, 2017. The net increase in cash generated from financing activities was offset by an increase in cash utilised in the purchase and sale of the Company's issued bonds of $5.1 million, cash utilised to prepay and repay long term debt increased by $133.7 million and cash used in the repayment of lease obligations increased by $2.0 million when compared to same period in 2017 due to the delivery of the second of the two 19,200 TEU container vessels which was delivered in March 2017. Also, in direct consequence of the increased debt issuances and draw-downs, net cash utilised in debt issuance fees paid increased by $6.2 million in the nine months ended September 30, 2018 when compared to the same period in 2017.
A substantial portion of our dividend capacity is generated from our leases with subsidiaries of Seadrill. In September 2017, Seadrill announced its Restructuring Plan which has been implemented by way of prearranged Chapter 11 cases. As part of the Restructuring Plan, Ship Finance and its relevant subsidiaries agreed to reduce the contractual charter hire payable by Seadrill by approximately 29% for a five-year period starting in 2018, with the reduced amounts added back in the period thereafter. The Restructuring Plan was implemented in July 2018, at which time Seadrill emerged from Chapter 11.

In addition to bank financing, the Company continually monitors equity and debt capital market conditions and may raise additional capital through the issuance of equity or debt securities from time to time.
The following table summarizes our consolidated borrowings at September 30, 2018.

	As at September 30, 2018
(in millions of $)	Outstanding balance	Net amount available to draw
Loan facilities secured with mortgages on vessels and rig including newbuildings	1,135.7	—
Unsecured borrowings:
NOK900 million senior unsecured floating rate bonds due 2019	82.5	—
5.75% senior unsecured convertible bonds due 2021	225.0	—
NOK500 million senior unsecured floating rate bonds due 2020	61.4	—
4.875% senior unsecured convertible notes due 2023	164.0	—
$320 million unsecured intermediary loan facility	240.0	—
NOK600 million senior unsecured floating rate bonds due 2023	73.7	—
Total	1,982.3	—
As at September 30, 2018, there was $nil net available to draw under secured revolving credit facilities.
In addition to the above, our equity accounted subsidiaries had total debt principal outstanding of $0.7 billion as at September 30, 2018. Also, the loan facilities of the equity accounted subsidiaries originally contained financial covenants, with which both Ship Finance and Seadrill must comply. As part of the Restructuring Plan, the financial covenants on Seadrill were replaced by financial covenants on a newly established subsidiary of Seadrill, Seadrill Rig Holding Company Limited, who also acts as guarantor for the obligations under the leases for the three drilling units, on a subordinated basis to the senior secured lenders in Seadrill and new secured notes.
Security and Collateral
The main security provided under the secured credit facilities include (i) guarantees from subsidiaries, as well as instances where the Company guarantees all or part of the loans, (ii) a first priority pledge over all shares of the relevant asset owning subsidiaries and (iii) a first priority mortgage over the relevant collateral assets which includes substantially all of the vessels and the drilling units that are currently owned by the Company as at December 6, 2018, excluding three 1,700 TEU container vessels, two car carriers, two chemical tankers and a jack-up drilling rig.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement pursuant to this safe harbor legislation. This report and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company’s current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated. In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

▪	the strength of world economies;

▪	the Company’s ability to generate cash to service its indebtedness;

▪	the Company’s ability to continue to satisfy its financial and other covenants, or obtain waivers relating to such covenants from its lenders under its credit facilities;

▪	the Company’s ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

▪	the Company’s counterparties’ ability or willingness to honor their obligations under agreements with it;

▪	fluctuations in currencies and interest rates;

▪	general market conditions including fluctuations in charter hire rates and vessel values;

▪	changes in supply and generally the number, size and form of providers of goods and services in the markets in which the Company operates;

▪	changes in demand in the markets in which the Company operates;

▪	changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries’ petroleum production levels and worldwide oil consumption and storage;

▪	developments regarding the technologies relating to oil exploration;

▪	changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods;

▪	increased inspection procedures and more restrictive import and export controls;

▪
the imposition of sanctions by the Office of Foreign Assets Control of the Department of the U.S. Treasury or pursuant to other applicable laws or regulations against the Company or any of its subsidiaries;

▪	changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs;

▪	performance of the Company’s charterers and other counterparties with whom the Company deals;

▪	timely delivery of vessels under construction within the contracted price;

▪	changes in governmental rules and regulations or actions taken by regulatory authorities;

▪	potential liability from pending or future litigation;

▪	general domestic and international political conditions;

▪	potential disruption of shipping routes due to accidents; and

▪	piracy or political events; and

▪
other important factors described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, as well as those described from time to time in the reports filed by the Company with the Commission.

This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. The Company may also from time to time make forward-looking statements in other documents and reports that are filed with or submitted to the Commission, in other information sent to the Company’s security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The information set forth herein speaks only as of the date hereof and the Company undertakes no obligation to update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: December 6, 2018

By:	/s/ Harald Gurvin
Name: Harald Gurvin
Title: Chief Financial Officer
Ship Finance Management AS